Form 20-F
period 1999-09-30
CREO PRODUCTS INC
filed 2000-03-30
CIK 1058664

Form 20- F

      ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended September 30, 1999

                       Creo Products Inc.
     (Exact name of registrant as specified in its charter)

                             Canada
        (Jurisdiction of incorporation or organization)

                        3700 Gilmore Way
                  Burnaby, BC  Canada  V5G 4M1
            (Address of principal executive offices)

                    32,418,694 common shares
(Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes X   No
                            ---     ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17    Item 18 Y
                            ---          ---

                  TABLE OF CONTENTS

PART ONE . . . . . . . . . . . .......... . . . . . . . . . . . . . . . .4
1.  DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . . . . . 4
     Industry Overview . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Company Overview. . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Products .........................................................  5
     Product Assembly. . . . . . . . . . . . . . . . . . . . . . . . . . 5
     Research and Product Development. . . . . . . . . . . . . . . . . . 5
     Alliances...........................................................6
     Sales and Marketing . . . . . . . . . . . . . . . . . . . . . . . . 7
     Customers and Customer Support. . . . . . . . . . . . . . . . . . . 8
     Geographic Markets. . . . . . . . . . . . . . . . . . . . . . . . . 8
     Competition . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . 9
     Business and Growth Strategy. . . . . . . . . . . . . . . . . . . . 9
     Human Resources . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     Negotiations........................................................9
2.  DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . . . . 10
     Facilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . ..10
3.  LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . 10
4.  CONTROL OF THE REGISTRANT. . . . . . . . . . . . . . . . . . . . . . 10
5.  NATURE OF THE TRADING MARKET . . . . . . . . . . . . . . . . . . . . 11
6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS. .13
7.  TAXATION. .. . . . . . . . . . . . . . . . . . . . . . . . . . . .. .13
     Canadian Federal Income Tax Considerations. . . . . . . . . . . . . 13
8.  SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . 15
     Five-Year Consolidated Financial Information. . . . . . . . . . . . 15
     Quarterly Information . . . . . . . . . . . . . . . . . . . . . . . 16
9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . . ...17
     Overview............................................................17
     Liquidity and Capital Resources . . . . . . . . . . . . . . . . . . 22
     Results of Operations: Year ended September 30, 1999 to years ended
       September 30, 1998 and September 30, 1997. . . . . . . . . . . .. 22
9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK . . . . . 24
10.  DIRECTORS AND OFFICERS OF REGISTRANT. . . . . . . . . . . . . . . . 24
11.  COMPENSATION OF DIRECTORS AND OFFICERS. . . . . . . . . . . . . . . 28
12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES. . . 29
13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS. . . . . . . . . . . 30

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . ............31

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED. . . . . . . . . . . . . 31

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . ............31
15.  DEFAULTS UPON SENIOR SECURITIES . . . . . . . . . . . . . . . . . . 31
16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
       SECURITIES AND USE OF PROCEEDS .. . . . . . . . . . . . . . . . . 31

PART IV. . . . . . . . . . . . . . . . . . . . . . . . . . . . ..........31
17.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . 31
18.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . 31
19.  FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . . . . 31
     Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . 31
     Exhibits............................................................31

PART ONE

1.   DESCRIPTION OF BUSINESS
Creo Products Inc. ("Creo") is a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing, in which master printing plates are created prior to actual printing. Our computer-to-plate technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating labor-intensive, complex and costly preparatory steps required by the conventional prepress process.

Industry Overview
Commercial printing is the largest segment of the printing industry and commercial printers are the largest purchasers of prepress capital equipment. Commercial printers use high speed lithographic offset printing presses, which require a set of master printing plates, to produce multiple copies of high-quality color materials such as magazines, catalogs and corporate annual reports. In lithographic offset printing, the images to be printed are formed on printing plates and the plates are then mounted onto the printing press cylinders. On the press, only the imaged areas of the plates accept ink. The inked images are then transferred onto the rubber-covered surface of another cylinder, and from that surface onto roll or sheet-fed paper. Lithographic offset printing produces large volumes of high-quality copies at high speed and low variable cost.

According to the industry study, Defining and Segmenting Commercial Printing, prepared in November 1999 by State Street Consultants Inc., United States revenues of commercial printers in 1998 exceeded $82 billion. In a report prepared for us in January 1998, Pira International, an independent center for printing research based in Leatherhead, England, estimated the non-United States commercial printing market to be approximately 2.25 times larger than in the United States.

Our computer-to-plate solutions address the prepress needs of commercial printers. In a report prepared for us in November 1997, State Street Consultants, Inc., an independent consulting firm based in Boston Massachusetts, estimated the worldwide market for prepress imaging equipment to exceed $3 billion in 1995. Although many of the largest commercial printers have begun to adopt computer-to-plate solutions, we believe the market is still developing. We believe that less than 20% of commercial printers in the world currently use computer-to-plate solutions. According to a June 1999 report prepared for us by Cloud Information Services, an industry research group based in Nashua, New Hampshire, computer-to-plate unit shipments worldwide are expected to grow at a compound annual growth rate of over 25% from 1999 to 2003.

Company Overview
Creo is a leading developer, manufacturer and distributor of a complete family of digital solutions that automate the prepress phase of commercial printing. "Prepress" refers to the process by which master printing plates are created prior to actual printing. Our computer-to-plate technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating labor-intensive, complex and costly preparatory steps required by the conventional prepress process. We offer a comprehensive line of precision imaging equipment, including scanners, proofing devices and output devices, as well as workflow management software. Our systems are based on our patented and proprietary thermal imaging and related technologies. These technologies enable printers to use their printing presses more profitably, while improving their ability to meet customer demands for tighter deadlines, better and more consistent color quality, shorter print runs and greater customization of print jobs.

We were the first to develop and commercialize a fully integrated high-speed computer-to-plate solution and our innovations have established thermal imaging as the industry standard for computer-to-plate technology. In 1994, we delivered the first high speed, commercial computer-to-plate system, which used visible light to create the image on the plate. In 1995, we commercialized the first thermal computer-to-plate system. In 1996, we introduced the first digital proofing device that allows printers to produce accurate, high-quality digital proofs with the same imaging equipment used to image plates.

Since 1994, more than 1,200 of our computer-to-plate imaging systems have been installed in 32 countries. Many of the largest commercial, catalog and publication printers in North America use Creo computer-to-plate solutions. Creo systems are currently used in the production of high-circulation glossy magazines, including Glamour, Newsweek, Scientific American, Sports Illustrated and Time, as well as other documents such as color brochures and catalogs.

We have been awarded four Graphic Arts Technology Foundation InterTech Technology Awards, given for products predicted to have a major effect on the graphic communications industry. The Graphic Arts Technology Foundation, of which Creo is a member, is a member-supported, nonprofit technical and educational organization serving the graphic communications industries. An entry fee of $1,000 must be paid to be considered for each award.

Products
Our computer-to-plate solutions consist of a comprehensive range of products that transfer computer-generated images and text directly onto printing plates, eliminating numerous steps from the conventional prepress process, including the creation and processing of film. Our solutions integrate:

     (i)  input devices, which digitize film separations;
     (ii) workflow software, which manages the flow of data as it is processed and prepared for output;
     (iii)proofing systems, which are used to check color and layout by creating a digital simulated copy of what the final printed job will look like; and
     (iv) output devices, which transfer data onto plates for use on a printing press.

In the streamlined Creo solution, the digital pages are processed and separated into their four component colors and the resulting series of dots is imaged by the Creo output device directly onto printing plates, eliminating the entire film- and flat-creation process. The plates are then developed and mounted on the press for printing.

In the year ended September 30, 1999, our workflow software accounted for 24.6% or $43.8 million of total revenue and our output devices accounted for 59.1% or $105.4 million of total revenue. This data is not available for the year ended September 30, 1998 and September 30, 1997. Product sales were not reviewed by management in this manner.

Product Assembly
We produce and assemble our Renaissance scanners, Platesetter 3244, Very Large-Format Platesetter and Very Large-Format Trendsetter output devices, and all thermal imaging heads, in two of our three production facilities in British Columbia. We also produce a limited number of our 4-page and 8-page Trendsetter computer-to-plate output devices for distribution in North America. We perform complex electro-optical and electro-mechanical assemblies, as well as final testing and system integration at these facilities. Of these core competencies, we subcontract most of the electro-mechanical assemblies and buy all components, including optical components, boards, cables, machines parts, and sheet metal.

The majority of our 4-page and 8-page Trendsetter computer-to-plate output devices distributed by the joint venture are currently assembled in Heidelberg's manufacturing plant at Kiel, Germany more particularly described in the following section.

We manufacture products on orders and purchase components on forecast. Over the last 5 years, we have built a competitive and highly responsive network of vendors worldwide.

Research and Product Development
Our research and product development activities are performed in-house by a group of engineers and scientists with expertise in a variety of fields, including software, electronics, mechanics, optics, physics and chemistry.

Product development is organized around core teams with representatives from all areas of our company. Each core team has the authority to manage all aspects of its products and projects, including product architecture, core technology, functionality and testing. In the years ended September 30, 1997, 1998 and 1999, our total research and product development expenditures were $14.9 million, $19.1 million and $31.3 million, respectively.

We have received funding for our research and development work from media suppliers, press manufacturers and our customers in connection with specific product development initiatives which they have asked us to undertake. We have also received funding from the Canadian government through investment tax credits. From October 1, 1996 through September 30, 1999, we received an aggregate of $31.8 million in research and development funding from these sources. Our current research and product development efforts are focused on improving our current product line, including enhancements to our thermal imaging head technology, developing next generation workflow and output devices, including a line of digital offset press products, and applying our core technologies to new printing markets and methods such as packaging printing and flexography.

Alliances
In October 1997, we established a joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") to develop, manufacture, market and distribute its 4-page and 8-page computer-to-plate products and related workflow management products and consumables worldwide, and to develop additional prepress products. Heidelberg is the largest manufacturer of printing presses in the world and the leading supplier of the 4-page and 8-page sheet-fed printing presses. The 4-page and 8-page printing presses are the type most commonly used by small and mid-size commercial printers.

With offices in more than 160 countries, Heidelberg has substantial international marketing and distribution channels for commercial printing presses and prepress equipment, and an extensive customer support and service organization. We expect to continue to realize significant benefits from the joint venture with Heidelberg. These include:

(i) access to Heidelberg's worldwide customer base of small and mid-size commercial printers, through its established marketing and distribution network;

(ii) access to Heidelberg's extensive service and customer support organization outside North America;

(iii)shared funding of some of our research and development projects relating to joint venture computer-to-plate products; and

(iv) cost-effective manufacture of some computer-to-plate products by Heidelberg at its manufacturing facilities in Kiel, Germany.

Under the agreement with Heidelberg:

(i) each party provides goods and services to the joint venture at cost, as defined in the agreement;

(ii) in general, costs and profits are shared equally;

(iii)Heidelberg is the principal manufacturer of Creo's 4-page and 8-page Trendsetter output devices, although Creo continues to manufacture a limited quantity of these products at its facilities in British Columbia;

(iv) Creo has the right to be the sole supplier of thermal imaging heads for use with joint venture computer-to-plate products;

(v) North American marketing and distribution of most joint venture products is done jointly, although Creo has reserved some key North American accounts for itself; elsewhere, marketing and distribution is done through Heidelberg's distribution channels;

(vi) prices for joint venture products are established jointly;

(vii)Heidelberg may not sell computer-to-plate products of other manufacturers as long as it markets and distributes joint venture products, and Creo may not use third parties to market its computer-to-plate products that are not covered by the joint venture, such as the Very Large-Format Trendsetter, without first offering marketing and distribution rights to Heidelberg;

(viii)in North America, Creo provides customer service and support for its 4-page and 8-page computer-to-plate products; in the rest of the world these functions are generally performed by Heidelberg. Neither the costs nor the revenues associated with customer service and support are shared;

(ix) we are the exclusive provider of research and development for joint venture computer-to-plate products and related consumables, and work jointly with Heidelberg on research and development relating to workflow products; and

(x) in general, intellectual property developed in connection with the joint venture remains the property of the party that developed it, but is licensed to the joint venture without charge.

Sales and Marketing

We sell and support our products through both direct and indirect sales organizations. Our direct sales organization consists of over 125 people located at our headquarters in Burnaby, British Columbia; in regional sales offices in various locations in the United States, including Boston, Chicago, Los Angeles and San Francisco; in Brussels, Belgium; and in Sydney, Australia.

Our direct sales organization is responsible for sales worldwide (except in Japan) of all products not included in the joint venture with Heidelberg. Both Creo and Heidelberg sell joint venture products in North America. Outside of North America, Heidelberg is the exclusive marketer and distributor of joint venture products. In Japan, we sell our computer-to-plate products through Dainippon Screen Mfg. Co. Ltd. and Heidelberg.

Customers and Customer Support

More than 1,200 of our computer-to-plate systems have been installed in 32 countries. Many of the largest commercial printers in North America have installed our systems at multiple sites. About half of our current customers are small and mid-size commercial printers, principally in North America. We expect to expand our penetration of the worldwide small and mid-size printing market, principally through our joint venture with Heidelberg.

We also intend to increase sales of our large format systems worldwide, principally through our own direct sales force. In fiscal 1999 and fiscal 1998 no customer accounted for more than 10% of our revenue. In fiscal 1997, only one customer accounted for more than 10% of our total revenue.

We provide comprehensive services to our customers including on-site and 24 x 7 on-line service and support. Upon delivery of one of our systems, a team performs the installation and initial testing procedures and supports the site until the customer has accepted the system. Our field operations team and strategically located service representatives provide same-day or next-day on-site service under support contracts. We also have experienced engineers connected by modem with each of our systems in North America to provide immediate remote-line diagnostics and troubleshooting. We also provide instruction to customers in the use of all of our products, both at their sites and at our training centers located at its headquarters and at a software training center near Chicago. Technical news and updates, as well as software upgrades, are posted on our web site for easy remote access. Heidelberg's extensive international customer service and support organization supports sales by the joint venture outside North America.

Geographic Markets
We operate in a single reportable operating segment relating to digital prepress equipment. We generated revenue from the development and sale of digital prepress equipment to customers in the following geographic segments:



                                        Years Ended September 30,
                                        1999      1998      1997
                                        (in thousands of US dollars)

          Canada                       $  4,059    $  3,193    $  3,134
          U.S.                          105,953      71,927      62,441
          Europe                         56,252      41,655      15,718
          Japan                           2,647       5,316       9,936
          Other                           9,412       6,757       4,354
                                       --------    --------    --------
                                       $178,323     128,848      95,583
                                       ========    ========    ========

Competition
The market for digital prepress equipment and systems is highly competitive. It is changing rapidly and is affected by changes in customer requirements, new product introductions and other market activities of industry participants. We face direct competition from other manufacturers of prepress input and output systems. Our principal direct competitors in the prepress automation systems market are Scitex Corporation Ltd., Agfa-Gevaert N.V., Dainippon Screen Mfg. Co. Ltd., Barco N.V. and Cymbolic Sciences International, Inc. Other companies offer equipment that competes with specific products or product capabilities within our product line.

The principal competitive factors affecting sales of our solutions are price relative to performance and customer service. Potential customers typically weigh price against throughput of systems, quality, reliability and cost of operation. They demand a high level of training, support and service, and adaptability to their specific requirements and existing equipment. We also face potential indirect competition from other printing methods, principally xerography. Xerography is the printing process used in most ordinary office copiers, in which an electrostatic image is developed with a dry powder toner and then transferred to paper. Xerography has benefited from recent technological innovations that could make it an economic alternative to offset printing for low volume print runs.

Intellectual Property
Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file United States and, where appropriate, foreign patent applications to protect technology, invention and improvements important to the development of our business. We also rely on a combination of copyright, trademark and trade secret rights, confidentiality agreements and licensing arrangements.

As at September 30, 1999, Creo held 40 U.S. and foreign patents, and had 74 U.S. and foreign patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from January 2003 to January 2018.

Our confidentiality and proprietary information agreements with our senior management, other employees and others generally provide that all confidential information developed or made known to these individuals by us during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also generally provide that all inventions developed by the individual in the course of rendering service to us belong exclusively to us.

Business and Growth Strategy
Our objective is to maintain our position as a leading developer and supplier of innovative digital prepress products and technologies. Our business strategy consists of the following key elements:

- Expand Our Technology Leadership
We intend to continue to make significant investments in research and the development of innovative, next-generation, market-leading technologies such as digital offset press technology, as well as to apply our existing technologies to new markets such as packaging and newspaper printing. We will continue to broaden the range of our product offerings as well as enhance the features, reliability and price/performance of our existing digital workflow and computer-to-plate products. Our focus on technology leadership has been critical in building our customer base, and our close cooperation with key customers, press manufacturers and leading industry suppliers has been invaluable in the design process by permitting us to understand and respond to market needs. We are continuing to strengthen our brand image, which we believe is synonymous with market-leading digital workflow and computer-to-plate technology.

- Focus on Customer Success
We will continue to work closely with our customers to ensure that our systems generate clear economic benefits for them. We work with our customers during the design process to evaluate the productivity, output quality, reliability and ease of use of our systems. We also maintain service and support relationships with almost all of our customers, and we will continue to expand our customer service capabilities by hiring additional service personnel to be located close to our customers.

- Expand and Leverage Strategic Business Alliances
Our success to date has been due in part to our strategy of establishing collaborative relationships with leading commercial printers, manufacturers of printing presses, plates and consumables and others in the commercial printing industry. Our strategy is to continue to develop and expand these collaborative relationships to broaden our distribution, product development and manufacturing capabilities. We believe these strategic relationships allow us to anticipate market needs, develop products to work optimally with new product offerings of press and plate manufacturers and enhance market acceptance of our products.

- Expand Our Global Market Presence
We intend to expand our market penetration geographically, with a focus on small to mid-size commercial printers, which generally use 4-page and 8-page presses. We intend to devote considerable resources to enhancing our penetration of the 4-page and 8-page market, primarily through our relationship with Heidelberg. We also intend to expand our presence in the international market for large-format computer-to-plate systems by augmenting our direct sales force and entering into distribution arrangements with leading vendors of thermal plates.

Human Resources
As at September 30, 1999, we employed 1,486 people. Of these, 447 were engaged in research and product development, 390 in manufacturing, 377 in customer support activities, 272 in marketing and sales and in administration.

We believe we have developed a unique corporate culture that attracts highly qualified and motivated employees. We emphasize teamwork, flexibility, local decision-making and the free flow of information. Employee turnover is low, and most of our employees hold either common shares or options to acquire common shares. We have never had a work stoppage and no employees are covered by collective bargaining agreements. We believe our employee relations are excellent.

Negotiations
As of January 18, 2000, Creo entered into an Asset Purchase Agreement with Scitex Corporation Ltd. ("Scitex") of Herzlia, Israel, and one of its subsidiaries, Scitex Development Corp. (the "Sellers"), to acquire all of the assets of the Sellers' digital prepress and print-on-demand businesses, other than certain excluded assets (the "Scitex Business")(the "Acquisition"). Creo will pay for the Scitex Business by issuing 13,250,000 Creo common shares (the "Share Issuance" or the "Consideration"), representing approximately 26.1% of the outstanding shares of Creo on a fully diluted basis after giving effect to the Share Issuance.

Creo's Board of Directors and Management believe that the combined business will be able to capitalize on strong synergies in technology, products, service and distribution to create a leading provider of digital prepress solutions for the graphic arts industry.

Unter the rules of the Nasdaq National Market ("NASDAQ") and the Toronto Stock Exchange (the "TSE") on which Creo's common shares are traded, the Share Issuance must be approved by Creo shareholders. This resolution will be voted on by Creo shareholders at the Annual General and Special meeting on March 30, 2000 at 2:00 pm. The closing of the Acquisition is also subject to regulatory approvals. Upon completion of the transaction, Scitex will enter into a five-year standstill agreement, which, amongst other things, includes restrictions on acquiring additional Creo shares, as well as customary transfer, voting and other restrictions. The new organization will bring together approximately 4,200 employees worldwide, of which 1,200 are in Israel, 1,250 in Canada and 1,750 in operations in the USA, Latin America, Europe, Asia/Pacific, Japan, the Middle East and Africa.

The closing of the Acquisition will take place on the first day of the month following the month in which all closing conditions, including shareholder and regulatory approvals, are satisfied or waived.

2.   DESCRIPTION OF PROPERTY

Facilities
Our headquarters are located in Burnaby, near Vancouver, in British
Columbia, Canada. We own two adjacent facilities totaling 213,000 square feet housing our executive and administrative offices, our product development group, a demonstration facility, customer support response center, customer training facility, and a thermal head production facility.

We also own a 140,000 square foot production facility in Delta, British Columbia, which includes a modern assembly area, cleanrooms for integration and product testing and a precision machine shop with computer-controlled equipment.

As at September 30, 1999, the Delta facility and one of the two Burnaby facilities were mortgaged to a Canadian chartered bank as security for debt. Subsequent to year-end, the debt was repaid and the mortgage discharged. We have regional sales and service offices in leased premises in various locations throughout the United States. Our European sales, service and training operations are headquartered in Brussels, Belgium, under a lease expiring in December 2005.

3.   LEGAL PROCEEDINGS
Creo is from time to time involved in certain routine litigation incidental to our business. We do not believe that the results of such litigation will have a materially adverse effect on our business or financial condition.

4.   CONTROL OF THE REGISTRANT
The following table sets forth the number of common shares beneficially owned or controlled by (1) any person who is know to Creo to own beneficially more than 10% of Creo's shares, and (2) all directors and executive officers as a group as at February 17, 2000:

                              Common Shares
                              Beneficially Owned  Percentage of
     Name and Address         or Controlled (1)   Outstanding Shares

     John Bu                        5,314,336(2)       16.4
     Goldman Sachs & Co.
     Short Hills, New Jersey

     All directors and officers    16,827,727          50.7
     as a group (consisting of
     19 persons)
--------------------
(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of September 30, 1999 has "beneficial ownership" of that common share. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Includes common shares held by the following entities affiliated with The Goldman Sachs Group, Inc: GS Capital Partners II, L.P. (3,334,368 shares);
GS Capital Partners II Offshore, L.P (1,325,549 shares); Goldman, Sachs &
Co. Verwaltungs GmbH (122,986 shares); Bridge Street Fund 1995, L.P. (281,382 shares); and Stone Street Fund 1995, L.P. (250,051 shares). Mr. Bu disclaims any beneficial interest in any of these common shares.

5.   NATURE OF THE TRADING MARKET
Our common shares are listed on The Toronto Stock Exchange under the symbol CRE and the Nasdaq National Market Symbol under the symbol CREO.

The following table sets forth the high and low sales prices of the Shares on the Toronto Stock Exchange and the Nasdaq Stock Market's National Market for each calendar quarter during the periods indicated:


                                   TSE            NASDAQ
                              (All amounts in     (All amounts in
                              Canadian dollars)      US dollars)

                                    High      Low      High       Low
July 29, 1999 to Sept 30, 1999     $41.60    $26.00   $28.38     $16.00

The following graph compares the cumulative return, as at September 30, 1999, of $100 invested on August 5, 1999, the date of Creo's initial public offering, in Creo common shares, with the total cumulative return of the TSE 300 Corporate Index and the NASDAQ Total Return Index for the same period, assuming reinvestment of all dividends.

(For the purpose of this EDGAR filing, this graph has been replaced with a table outlining the figures represented on the graph. The x-axis consists of the date, while the y-axes are made up of the share prices.)

         Creo Compared With   Creo Compared with
            the TSE 300           the NASDAQ
                              Total Return Index
Date     Creo     TSE 300     Creo        NASDAQ
           (amounts in           (amounts in)
        Canadian dollars)        (US dollars)

08/05/99 100.00   100.00      100.00     100.00
08/06/99 103.58    99.60      101.40      98.77
08/09/99 110.92    99.38      109.09      98.28
08/10/99 107.34    98.32      105.59      97.24
08/11/99 109.04   100.04      106.29      98.04
08/12/99 116.76   100.12      115.38      98.27
08/13/99 115.25   101.43      115.38      99.78
08/16/99 115.82   102.01      115.74      99.78
08/17/99 113.94   102.12      113.99     101.05
08/18/99 109.79   101.97      108.39     100.35
08/19/99 111.11   102.77      111.19      99.32
08/20/99 113.75   103.22      112.94      99.61
08/23/99 115.82   103.89      113.64     100.70
08/24/99 115.82   103.81      113.29     100.63
08/25/99 124.11   104.58      121.68     100.47
08/26/99 123.73   103.66      120.28     100.25
08/27/99 125.24   102.89      124.48      99.20
08/30/99 123.35   101.93      123.08      96.43
08/31/99 123.35   100.93      122.03      96.93
09/01/99 122.22   101.04      122.03      97.42
09/02/99 122.41   100.01      121.68      95.88
09/03/99 124.29   101.44      122.38      97.64
09/07/99 126.37   102.20      127.27      97.02
09/08/99 135.40   102.15      134.27      96.11
09/09/99 145.01   103.18      141.96      95.91
09/10/99 154.43   103.72      154.90      96.32
09/13/99 151.04   103.06      153.85      95.93
09/14/99 154.43   103.35      155.24      94.65
09/15/99 148.78   102.27      150.35      94.79
09/16/99 139.36   101.61      139.86      93.62
09/17/99 141.24   102.26      143.36      93.73
09/20/99 145.01   102.06      145.45      93.92
09/21/99 142.56   100.16      142.66      92.54
09/22/99 138.79    99.71      139.86      92.74
09/23/99 135.22    98.63      136.36      92.34
09/24/99 129.76    97.93      135.66      92.55
09/27/99 133.71    99.84      132.87      92.15
09/28/99 126.18    99.58      125.87      91.96
09/29/99 123.54    99.60      124.48      92.58
09/30/99 141.24   100.74      137.42      93.44

We have never declared or paid any cash dividends on our capital stock.
We currently expect to retain any future earnings for the development and expansion of our business, and therefore we do not currently expect to pay cash dividends in the foreseeable future.

We believe that there are a substantial number of shareholders who are residents in the United States.

6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS Canada has no foreign exchange restrictions on the export or import of capital or on the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than the withholding tax requirements described under "Item 7: Taxation - Canadian Federal Income Tax Considerations."

7.   TAXATION
The following is a summary of the material anticipated tax consequences of an investment by an investor not resident in Canada, under Canadian tax laws.

The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares. Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares. The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada. The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agancy, and the provisions of the Canada-U.S. Income Tax Treaty (1980). It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective. If so, this summary may be affected and may not be relied upon. Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

Dividends on Our Common Shares
Under the Income Tax Act, amounts paid or credited on account or instead of payment of, or in satisfaction of, dividends, including stock dividends, to holders of our common shares that are resident in a country other than Canada will be reduced by withholding tax of 25% of the amount of the dividend. The rate of withholding tax may be reduced in accordance with the terms of a bilateral income tax treaty between Canada and the country in which a holder of common shares is resident.

Under the Canada-U.S. Income Tax Treaty, when the recipient of a dividend on the common shares is
- the beneficial owner of the dividend,
- does not have a "permanent establishment" or "fixed base" in Canada, and
- is considered to be a resident of the United States under the Canada-U.S. Income Tax Treaty,

the rate of Canadian withholding tax on the dividends will generally be reduced to 15% of the amount of the dividends or, if the recipient is a corporation which owns at least 10% of the voting stock of Creo, to 5% of the amount of the dividends. Dividends paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Canada-U.S. Income Tax Treaty, will not have to pay the Canadian withholding tax.

Disposition of Our Common Shares
A holder of common shares will not be required to pay tax for a capital gain on the disposition of a common share unless the common share is "taxable Canadian property" of the holder as defined by the Income Tax Act, and no relief is afforded under the Canada-U.S. Income Tax Treaty. A common share will generally not be taxable Canadian property to a holder provided that the common share is listed on a prescribed stock exchange within the meaning of the Income Tax Act on the date of disposition, and provided the holder, or persons with whom the holder did not deal at arm's length (within the meaning of the Income Tax Act), or any combination of these parties, did not own 25% or more of the issued shares of any of our classes or series of shares at any time within five years immediately preceding the date of disposition. Where a common share is taxable Canadian property to a U.S. resident holder, the Canada-U.S. Income Tax Treaty will generally exempt such holder from tax on the disposition of the common share provided its value is not, at the time of the disposition, derived principally from real property situated in Canada. This relief under the Canada-U.S. Income Tax Treaty may not be available to a U.S. resident holder who had a "permanent establishment" or "fixed base" available in Canada during the 12 months immediately preceding the disposition of the common share where the common share constitutes business property and where any gain on the disposition of the share is attributable to such permanent establishment or fixed base.

Under the Income Tax Act, the disposition of a common share by a holder may occur in a number of circumstances including on a sale or gift of the share or upon the death of the holder. There are no Canadian federal estate or gift taxes on the purchase or ownership of the common shares.

All non-Canadian shareholders who dispose of "taxable Canadian property" are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition. The purchaser is obligated to withhold 33 1/3% of the gross proceeds on the acquisition of the common shares from a non-Canadian shareholder except to the extent of the certificate limit on a clearance certificate obtained by the shareholder under Section 116 of the Income Tax Act.

A Section 116 clearance certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada. If the non-Canadian shareholder does not provide a Section 116 clearance certificate to the purchaser, then the purchaser will be required to withhold and remit to the Canada Customs and Revenue Agancy 33 1/3% of the proceeds on account of the non-Canadian shareholder's tax obligation, on or before the end of the month following the date of sale. The shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Repurchase of Our Common Shares by Us
If we repurchase our common shares from a holder of our common shares
(other than a purchase of our common shares by us on the open market in a manner in which shares would be purchased by any member of the public in the open market) the amount paid by Creo that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares. The paid-up capital of our common shares may be less than the holder's cost of our common shares. The tax treatment of any dividend received by a holder of our common shares has been described above under "Dividends on Our Common Shares."

A holder of our common shares will also be considered to have disposed of our common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares. The tax treatment of any capital gain or capital loss has been described above under "Disposition of Our Common Shares."

Other Considerations
There may be other income tax considerations that are relevant to a purchaser of our common shares who, under the Income Tax Act, is not a resident in Canada, and under the Canada-U.S. Income Tax Treaty, is not a resident of the United States. Prospective purchasers of our common shares should consult their own tax advisors.

8.  SELECTED FINANCIAL DATA

Five-Year Consolidated Financial Information
The following table sets forth selected financial information for the periods indicated. This selected consolidated financial data should be read together with the "Management Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the related notes, included elsewhere in this annual report.



                                         Year Ended September 30,

Statements of Operations Data:   1995     1996     1997     1998     1999
                        (in thousands of U.S. dollars, except per share data)

Amounts under Canadian GAAP
Revenue:
  Product revenue             $19,821  $46,210  $91,669 $114,652 $148,433
  Service revenue                  14    1,728    3,914   14,196   29,890
                              -------  -------  ------- -------- --------
  Total revenue                19,835   47,938   95,583  128,848  178,323
Cost of sales                  14,867   31,766   53,634   71,217   94,465
                              -------  -------  ------- -------- --------
Gross profit                    4,968   16,172   41,949   57,631   83,858
Research and development, net   5,920   10,683   12,772    6,931   13,805
Sales and marketing             4,620    8,757   14,619   22,417   30,373
General and administration      2,502    4,092    6,271    8,937   10,144
                              -------  -------  ------- -------- --------
Earnings (loss) from operations(8,074)  (7,360)   8,287   19,346   29,536
Other income (expense)            424        5       48   (1,580)   1,358
                              -------  -------  ------- -------- --------
Earnings (loss) before income
  taxes                        (7,650)  (7,355)   8,335   17,766   30,894
Income tax expense (recovery)  (1,090)    (112)   2,498    6,676   12,334
Earnings (loss) from discontinued
  operations                    1,237       --         --     --       --
                              -------  -------  ------- -------- --------
Net earnings (loss)           $(5,323) $(7,243) $ 5,837 $ 11,090 $ 18,560
                              -------  -------  ------- -------- --------
Basic earnings (loss) per
  share                       $ (0.30) $ (0.34) $  0.26 $   0.44 $   0.65
                              =======  =======  ======= ======== ========
Fully diluted earnings (loss)
  per share                   $ (0.30) $ (0.34) $  0.24 $   0.41 $   0.59
                              =======  =======  ======= ======== ========
Shares used in per share calculation:
  Basic                        17,848   21,209   22,769   25,025   28,419
                              =======  =======  ======= ======== ========
  Fully diluted                17,848   21,209   30,428   30,502   32,376
                              =======  =======  ======= ======== ========
Other Financial Data:
  Research and development,
    gross                     $ 9,238  $14,698  $14,877 $ 19,123 $ 31,269
  Research and development,
    funding                     3,318    4,015    2,105   12,192   17,464
                              -------  -------  ------- -------- --------
  Research and development,
    net                       $ 5,920  $10,683  $12,772 $  6,931 $ 13,805
                              =======  =======  ======= ======== ========

Amounts under U.S. GAAP
Net earnings (loss) from
  continuing operations       $(6,468) $(6,938) $ 6,081 $ 10,358 $ 18,560
Net earnings (loss)           $(5,231) $(6,938) $ 6,081 $ 10,358 $ 18,560
Basic earnings (loss) per
  share from continuing
  operations                  $ (0.36) $ (0.33) $  0.27 $   0.41 $   0.65
                              =======  =======  ======= ======== ========
Diluted earnings (loss) per
  share from continuing
  operations                  $ (0.36) $ (0.33) $  0.25 $   0.38 $   0.62
                              =======  =======  ======= ======== ========
Basic earnings (loss) per
  share                       $ (0.29) $ (0.33) $  0.27 $   0.41 $   0.65
                              =======  =======  ======= ======== ========
Diluted earnings (loss) per
  share                       $ (0.29) $ (0.33) $  0.25 $   0.38 $   0.62
                              =======  =======  ======= ======== ========
Shares used in per share calculation:
  Basic                        17,848   21,209   22,769   25,025   28,369
                              =======  =======  ======= ======== ========
  Diluted                      17,848   21,209   24,191   27,036   29,880
                              =======  =======  ======= ======== ========

                                      Year Ended September 30,

Balance Sheet Data:                  1995     1996     1997    1998     1999
                        (in thousands of U.S. dollars, except per share data)

Amounts under Canadian GAAP
Cash and cash equivalents         $10,102  $10,937  $30,652 $16,224 $103,075
Working capital                     2,249   13,243   40,683  34,562  123,535
Total assets                       39,524   59,592   94,464 102,118  220,155
Long-term debt, excluding
 current portion                    6,405    7,849    6,956   6,660    6,364
Shareholders' equity                7,086   20,282   50,475  62,048  159,956

Amounts under U.S. GAAP
Cash and cash equivalents         $10,102  $10,937  $30,652 $16,224 $103,075
Working capital                     2,132   12,931   40,215  34,562  123,535
Total assets                       39,707   60,080   95,196 102,118  220,155
Long-term debt, excluding
  current portion                   6,405    7,849    6,956   6,660    6,364
Shareholders' equity                7,269   20,770   51,207  62,048  159,956

Quarterly Information
The following table summarizes selected quarterly financial information for our ten most recent fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of our management, necessary to present a fair statement of our financial position and results of operations for the periods present. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


                              Three months ended
             Dec 31  Mar 31  Jun 30  Sep 30  Dec 31  Mar 31  Jun 30  Sep 30
              1997    1998    1998    1998    1998    1999    1999    1999
                                  (unaudited)
                         (in thousands of U.S. dollars)
Amounts under Canadian GAAP
Revenue:
  Product     $22,557 $30,663 $30,835 $30,597 $31,065 $33,829 $36,796 $46,743
  Service       2,354   3,675   3,037   5,130   5,484   7,679   7,524   9,203
              ------- ------- ------- ------- ------- ------- ------- -------
  Total        24,911  34,338  33,872  35,727  36,549  41,508  44,320  55,946
Cost of sales  14,575  18,614  18,325  19,703  19,471  21,217  23,669  30,108
              ------- ------- ------- ------- ------- ------- ------- -------
Gross profit   10,336  15,724  15,547  16,024  17,078  20,291  20,651  25,838
Research and
development,
 net            2,098   1,135   1,611   2,087   2,033   3,242   4,100   4,430
Sales and
marketing       4,532   5,569   5,723   6,593   6,785   7,611   7,625   8,352
General and
administration  1,680   2,199   2,189   2,869   2,035   1,948   2,591   3,570
              ------- ------- ------- ------- ------- ------- ------- -------
Earnings (loss)
from operations 2,026   6,821   6,024   4,475   6,225   7,490   6,335   9,486
Other income
(expense)        (504)   (295)   (278)   (503)   (332)   (261)  1,320     631
              ------- ------- ------- ------- ------- ------- ------- -------
Earnings (loss)
before income
 taxes          1,522   6,526   5,746   3,972   5,893   7,229   7,655  10,117
Income tax
expense
 (recovery)       552   2,370   2,219   1,535   2,523   2,968   2,943   3,900
              ------- ------- ------- ------- ------- ------- ------- -------
Net earnings
 (loss)       $   970 $ 4,156 $ 3,527 $ 2,437 $ 3,370 $ 4,261 $ 4,712 $ 6,217
              ======= ======= ======= ======= ======= ======= ======= =======

9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
Creo is a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing. Our solutions enable commercial printers to use their installed base of printing presses more profitably while improving their ability to meet customer demands for tighter deadlines, better and more consistent color quality, shorter print runs, and greater customization of print jobs.

Revenue
Our revenue is derived from sales of our digital prepress products to direct customers and distributors and from fees for service of equipment. Product revenue is derived from the sale of equipment and related software, and includes revenue earned from installation, training and warranty maintenance services. Product revenue from sales made directly to end customers is recognized when title passes to the customer or upon customer acceptance. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns. Product revenue from sales to distributors is recognized upon shipment to the distributor. The joint venture with Heidelberg is considered to be a distributor for purposes of revenue recognition.

Service revenue is derived from customer support agreements entered into in connection with product sales and renewals. A substantial majority of our customers contract for service. Service revenue is recorded as deferred revenue when billed to the customer and is recognized ratably over the term of the support agreement, which generally is three to twelve months. Creo provides service support on non-joint venture products on a worldwide basis, and on joint venture products only in countries who are signatories to the North American Free Trade Agreement. Creo does not derive any service revenue through the joint venture.

Joint Venture
Our joint venture with Heidelberg commenced operations on October
1,1997. We each have a 50% economic interest in the joint venture, which was established to develop, manufacture, market, and distribute designated computer-to-plate and related workflow products and consumables. The joint venture is co-managed and does not own any material assets, maintain any employees, or operate any manufacturing or other operating facilities. We share equally revenue and expenses related to the CTP products, workflow products and consumables designated as part of the joint venture and generally provide goods and services for the joint venture at cost.

Under Canadian GAAP, operations of the joint venture are accounted for using proportionate consolidation, which requires that we include in our consolidated statement of operations one-half of the related revenue and expenses of the joint venture. This treatment differs from the equity method required by U.S. GAAP, under which we would be required to record one-half of the net earnings of the joint venture as a single line item on our consolidated statement of operations.

Unit sales of CTP products have increased since the commencement of the joint venture; however, our product revenue growth rate has decreased compared to prior periods. This decrease is due to the transfer to the joint venture of the right to sell some of our products. As a result, using proportionate consolidation, Creo now records only one-half of the revenues resulting from the sale of joint-venture products.

As the joint venture continues to be successful, Creo expects to realize a number of benefits, including access to Heidelberg's worldwide customer base and marketing and distribution network, access to its service and customer support organization outside North America, product development funding, and improved cost efficiencies for the manufacture of some products. Creo believes that the realization of these benefits over time will result in increased market penetration for our digital prepress products and corresponding improvements in Creo's product revenue growth.

Creo's business and results of operation are dependent upon the success of the joint venture with Heidelberg. Our share of joint venture revenue accounted for 32.3% of our total revenue for 1999 and 27.6% for 1998. If our joint venture were to terminate or fail to achieve the benefits that we expect to occur, our business, results of operations, and financial condition would be materially affected. See "Information regarding forward-looking statements."

Research and Development
Since our inception, we have invested heavily in research and development. This investment has been subsidized in part by funding received from plate and film suppliers, press manufacturers, and our customers in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits. The Canadian government funds up to 20% of our investment in research and development carried out in Canada as investment tax credits. These credits are recorded as a reduction in research and development expense, and are available to reduce income taxes payable. The research and development funding received from third parties has resulted in a significant reduction in our total expenditures for research and development activities. Our joint venture with Heidelberg in particular has been an important source of this funding. For the two years ended September 30, 1999, Heidelberg has provided $11.3 million in research and development funding, representing 22.4% of our gross research and development expenses for the period.

As at September 30, 1999, Creo held 40 U.S. and foreign patents, and had 74 U.S. and foreign patent applications pending.

Sales and Marketing
Sales and marketing expenses are primarily attributable to the salaries, commissions, travel costs, office expenses, and support staff associated with our sales staff. In addition, the costs of trade shows, advertising, and marketing are also included in sales and marketing expenses. Due to the growth of our business primarily in North America and Europe, we intend to continue to invest in the expansion of our sales force. Because of the competitive nature of our business, we do not expect their sales and marketing expenses to decrease as a percentage of our revenue.

Foreign Exchange
Substantially all of our revenue is received in U.S. dollars. A significant portion of our expenses is incurred in Canadian dollars and Belgian francs. As a result, appreciation in the value of these currencies relative to the U.S. dollar could adversely affect Creo's operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. To date, we have not done any currency hedging to minimize the effect of these gains or losses. As a result, fluctuations in the value of Canadian dollars and Belgian francs relative to U.S. dollars have caused and will continue to cause currency translation gains and losses.

Our consolidated financial statements are prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 15 to the consolidated financial statements.

Impact of Recently Issued Accounting Standard
In addition to the U.S. GAAP differences referred to in note 15 to our consolidated financial statements, the Financial Accounting Standards (FAS) Board in the United States has issued FAS 133, "Accounting for Derivative Instruments and for Hedging Activities." FAS 133 provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Generally, FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities. The implementation of FAS 133 was delayed by FAS 137,which indicates implementation shall be effective for fiscal years beginning after June 15, 2000. To date, we have not engaged in any hedging activities other than the interest rate swap described below. Our management continues to assess the implications of FAS 133, but does not believe its adoption will materially affect our historical results of operations or shareholders' equity when reconciled to U.S. GAAP as set out in our consolidated financial statements.

Information Regarding Forward-looking Statements
Certain statements made by us in this annual report, including without limitation certain statements contained in the section of this annual report entitled "Management Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts, are so-called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipates," "intends," "believes," "estimates," "forecasts," "expects" or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this annual report and from time to time in our filings with Canadian and United States regulatory authorities.

Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have demonstrated some success in persuading smaller printers to adopt our solutions, we will have to continue this effort to ensure revenue growth.

As a result of our joint venture with Heidelberg we have not developed for ourselves the manufacturing, marketing, distribution and customer service and support capabilities that Heidelberg contributes. If the joint venture were to terminate or otherwise become unsuccessful we would be forced to develop these additional capabilities. This would increase our operating costs and, if we were unable to develop these capabilities quickly enough, our revenues would decline.

As demand for digital prepress solutions increases, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions, reduced gross margins, longer sales cycles and reduced market share, all of which would seriously harm our business and results of operations. We face intense direct competition from other manufacturers of computer-to-plate products, many of whom are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. For example, recent innovations in xerographic technology could result in xerography becoming an economic alternative to offset printing for very short print runs.

Our past revenue growth rates and other operating results may not be accurate indicators of our future performance. Our operating results could be affected in particular by changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the volume and timing of orders for our products; the length of our product sales cycle, especially for our higher-priced and more complex products; and fluctuations in the performance of the Heidelberg joint venture, which could make it difficult for us to predict and control our expenses associated with joint-venture operations.

Because there is a limited number of potential suppliers of certain key components of our products, including our thermal imaging heads, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results to suffer.

Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software, and hardware. Despite rigorous testing, undetected errors, defects, or bugs may cause failures at any time. We may not be able to sell products if they have reliability, quality, or compatibility problems. Moreover, errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customer.

We carry product liability insurance that we consider adequate, but a successful claim against us for an amount exceeding our policy limits would force us to use our own revenues to pay the claim, which would result in a reduction in our working capital available for other uses, as well as an increase in our expenses and a negative effect on our results of operations.

Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. For example, through our joint venture, Heidelberg provides us with significant sales, marketing and distribution capabilities for our products, as well as research and development resources, and our strategic alliances with suppliers of printing plates have allowed us to enhance the compatibility of our technology with their products. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results will be negatively affected.

The digital prepress market is characterized by rapid technological change, evolving industry standards, frequent new product introductions and enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to invest significantly in research and development; to develop, introduce and support new products and enhancements on a timely basis; and to gain market acceptance of our products. We may not be successful in introducing and selling profitably new products or services that our customers want, and if we are not our revenues and other operating results will be negatively affected.

A number of companies, including Creo, are currently working with press manufacturers to develop products that use next generation digital offset printing technology as a digital prepress solution. Although the number of digital offset printing products currently available is limited, it is likely that new digital offset printing products will be introduced. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography, the printing process used in most office copiers, could make it a more economic alternative to offset printing for short print runs.

If outside funding of our research and development activities is reduced or eliminated for any reason, we would be required to use our own working capital to fund these activities, or to reduce them. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it may be difficult for us to remain competitive. If we are required to divert our own funds from other uses to fund our research and development activities, the reduction in funding would cause those other aspects of our business to suffer.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Financial Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of the executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products, obtain new customers, and provide an acceptable level of customer service could suffer.

Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. Moreover, litigation regarding intellectual property rights is common in the technology industry. If an infringement claim is filed against us, we may be prevented from using certain technologies and we could incur substantial costs in defending ourselves and our customers against the claim. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

If we are unable to manage our growth effectively, we may not be able to maintain or improve our current level of profitability. We have experienced rapid growth, and expect to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage expanded operations effectively we will have to improve our operational, financial and management systems and hire, train, motivate and manage our employees. Our profitability could be adversely affected if we are unable to manage our growth effectively.

Our continuing efforts to increase our presence in markets outside North America require considerable management time and attention, and financial resources, and may not be successful to the degree that we expect. Additionally, international operations are influenced by numerous inherent potential risks, including unexpected changes in regulatory requirements, tax rates or tariffs that may make our products and services more expensive and therefore less attractive to potential customers; longer accounts receivable payment cycles and possible difficulties in collecting payments; political and economic instability; and fluctuations in currency exchange rates and the imposition of currency exchange controls. Because substantially all of our revenue is received in U.S. dollars, appreciation of the U.S. dollar against the currencies used by our potential customers would make our products more expensive and therefore less attractive.

Although substantially all of our revenue is received in U.S. dollars, a significant portion of our expenses are incurred in Canadian dollars and Belgian francs. Appreciation in the value of these currencies relative to the U.S. dollar will adversely affect our operating results. To date, we have not established any currency hedging to minimize the effect of these foreign currency translation gains or losses. As a result, fluctuations in the value of Canadian dollars and Belgian francs relative to U.S. dollars have caused and will likely continue to cause currency translation gains and losses.

We depend on proper functioning of computer systems of outside parties such as suppliers and customers. We also depend on our computer software programs and operating systems in operating our business. Any computer systems or components that have date-sensitive software may recognize a date using "00" as the year 1900 instead of the year 2000. While, based on our tests, we believe that all of our product components are Year 2000-compliant, it is possible that we may not have identified all of the potential Year 2000 risks or that either our internal systems or those of our suppliers will function adequately. In addition, we have no assurance that the outside manufacturers who supply components to us will be Year 2000-compliant with their internal systems. If they do not, the result could be a system failure or miscalculation causing disruptions of our operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in our similar normal business activities. Although we have received written warranties or other representations from substantially all of our sub-contractors that their products are Year 2000-compliant, we have no other Year 2000-related contractual commitments. Moreover, if we were to make a warranty claim against one of our sub-contractors because of a malfunction related to the Year 2000, there can be no assurance that the subcontractor would actually pay our warranty claim. In addition, our customers or potential customers may be affected by Year 2000 problems that may cause a delay in payments for products shipped.

We use a number of computer software programs and operating systems across our entire organization, including applications used in financial business systems and various administrative functions. At this time, we have completed the process of identifying and remediating information technology systems that were not Year 2000-compliant. As a result, we believe that none of our information technology systems currently contain source code that is unable to appropriately interpret Year 2000 data. Despite our Year 2000-compliance program, there is a possibility that one or more of our products is not Year 2000-compliant. If one of our products at a customer site should fail, our normal protocols for customer support would be followed.

If our systems experience   "Year 2000" problems, we may be subject to
warranty claims or claims for service interruptions and other damages related to the malfunctioning of our systems. Our product liability insurance may not be adequate to cover this possibility. If our products are adversely affected by Year 2000 problems in our customers' hardware or software with which our products interact, our customers or their end users may mistakenly believe that these problems were caused by our products. These customers and end users could react by demanding extensive technical support from us or by filing suit against us, either of which could increase our costs and divert our management resources.

The Year 2000 Issue
We are critically dependent on the continuous operation of computer-based systems within our operations and those of third parties. Although we currently anticipate that the actions described herein are sufficient to deal with the Year 2000 issue and will be completed in good time, failure to do so (including the failure of third parties and contingency plans) could have a material adverse impact on our business, results of operations and financial condition.

Liquidity and Capital Resources
Since we commercialized our first computer-to-plate product in October
1994, we have financed our operations through a combination of private sales of equity securities and cash generated by operations. As at September 30, 1999, we had $123.5 million in working capital and $103.1 million in cash and short-term deposits. Our operations used cash of $0.7 million for 1997, and generated cash of $11.6 million for 1998 and $25.5 million for 1999. Our inventory and accounts payable have remained relatively flat for 1997 and 1998 because the increase in production of computer-to-plate systems during this period was done by Heidelberg through the joint venture. Inventory increased 28.2% during 1999 due to the increase in the volume of computer-to-plate products that we produced. Accounts payable increased during 1999 due primarily to the increase in our business activity. Our accounts receivable have increased from 1997 to 1999 due to the increase in our sales volumes. Our days receivables outstanding has decreased slightly during the period due to an increase in our collection efforts. As at September 30, 1999, we had deferred revenues and deposits of $19.0 million, and total borrowings of $6.7 million which are secured by a first mortgage on our Canadian office and production facilities. Subsequent to September 30, 1999, we repaid this mortgage in full. Upon making this repayment, we had no long-term debt outstanding.

We also have $15.0 million available through a credit facility with a Canadian chartered bank. The credit facility is repayable on demand and bears interest at LIBOR plus 1%. As at September 30, 1999, there were no borrowings outstanding under the credit facility. Our net capital expenditures for 1999 were $12.5 million, compared to $22.4 million in 1998 and $4.2 million in 1997. Our capital expenditures have related primarily to the purchase of equipment and land for engineering, production and service support facilities.

In 1994, we formed Creo Ltd. under the laws of Israel to carry on research and development work relating to our imaging technologies. In 1997, Creo Ltd. began to focus on developing applications of our technologies to the printed circuit board industry. In 1998, our Board of Directors decided that we should focus our energies and resources on our core graphic arts business. As a result, additional shares of Creo Ltd. were sold to outside investors, leaving us with a small minority interest. We also have an option to acquire up to 58% of the outstanding shares until June 30, 2007 for a maximum total consideration of $8 million. We have not currently decided whether to exercise this option. We are not represented on Creo Ltd.'s board of directors, and have no role in its management.

We believe that the existing cash balances, cash generated by our operations and funds available under our credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next two years.

As of January 18, 2000, Creo has entered into an Asset Purchase Agreement with Scitex. For a discussion of this transaction, see Part One, Item 1, Description of Business: Negotiations. If completed, this Acquisition could materially impact Creo's revenues, assets and liabilities. At the time of this filing, the close of this Acquisition was not finalized due to pending shareholder and regulatory approvals.

Results of Operations: Year ended September 30, 1999 to years ended September 30, 1998 and September 30, 1997

Revenue
Total revenue increased 38.4% to $178.3 million for 1999 from $128.8 million for 1998 and $95.6 million for 1997.  Product revenue increased 29.5%
to $148.4 million for 1999 from $114.7 million for 1998 and $91.7 million for 1997. This increase was due to higher unit sales of computer-to-plate products by us through direct sales and by the joint venture. Product revenue from the joint venture represented 32.3% of our total revenue for 1999 and 27.6% for 1998. Service revenue increased 110.6% to $29.9 million for 1999 from $14.2 million for 1998 and $3.9 million for 1997. As substantially all of our customers contract for service support, this increase in service revenue was due to the substantial increase in the installed base of our equipment. Revenue from our North American customers accounted for $110.6 million, or 61.7% of total revenue, for 1999, compared to $75.1 million, or 58.3% of total revenue, for 1998 and $65.6 million, or 68.6% of the total revenue, for 1997. Revenue from our European customers accounted for $56.3 million, or 31.5% of total revenue, for 1999, compared to $41.7 million, or 32.3% of total revenue, for 1998 and $15.7 million, or 16.4% of total revenue, for 1997. Revenue from our Japanese customers accounted for $2.6 million, or 1.5% of total revenue, for 1999, compared to $5.3 million, or 4.1% of total revenue, for 1998 and $9.9 million, or 10.4% of total revenue, for 1997. The decrease in Japanese sales is primarily due to depressed economic conditions in the region.

Cost of Sales
Cost of sales increased 32.6% to $94.5 million for 1999 from $71.2 million for 1998 and $53.6 million for 1997. This increase was primarily due to a 44.4% increase in the number of production and customer service staff as well as increased subassembly and component costs and overhead expenses associated with the increase in both our product sales and our installed customer base. Cost of sales decreased slightly as a percentage of total revenue to 53.0% for 1999 from 55.3% for 1998 and 56.1% for 1997. This decrease was primarily due to lower per-unit labor, subassembly and component costs, and increased plant capacity utilization, and increased product reliability offset by increased costs of service related to the hiring of additional service personnel.

Research and Development
Gross research and development expenses increased 63.5% to $31.3 million for 1999 from $19.1 million for 1998 and $14.9 million for 1997. This increase was primarily due to a 51.0% increase in the number of research and development personnel. Gross research and development expenses increased as a percentage of total revenue to 17.5% for 1999 from 14.8% for 1998 and 15.6% for 1997. This increase was due to the large number of new products we have in development, especially in the area of software. Outside funding of our research and product development activities increased 43.2% to $17.5 million for 1999 from $12.2 million for 1998 and $2.1 million for 1997. The $17.5 million in outside funding during 1999 included $5.4 million received from media suppliers and press manufacturers, $7.2 million received from the joint venture and $4.9 million in investment tax credits. The $12.2 million in outside funding received during 1998 included $4.4 million received from media suppliers and press manufacturers, $4.1 million received from the joint venture and $3.7 million in investment tax credits. The $2.1 million in third-party funding received during 1997 included $1.4 million received from outside parties and $0.7 million received in investment tax credits. As a result of these factors affecting gross research expenses and development and research and development funding, net research and development expenses increased 99.2% to $13.8 million for 1999 from $6.9 million for 1998 and $12.8 million for 1997. Net research and development expenses increased as a percentage of total revenue to 7.7% for 1999 from 5.4% for 1998. The net research and development expenses in 1997 were 13.4% of total revenue.

Sales and Marketing
Sales and marketing expenses increased 35.5% to $30.4 million, or 17.0% of total revenue for 1999 from $22.4 million, or 17.4% of total revenue for 1998 and $14.6 million, or 15.3% of total revenue for 1997. This increase was primarily due to a 35.5% increase in the number of sales and marketing staff in North America and Europe to support the expansion of our operations, including the joint venture.

General and Administration
General and administration expenses increased 13.5% to $10.1 million, or 5.7% of total revenue for 1999 from $8.9 million, or 6.9% of total revenue for 1998, and $6.3 million, or 6.6% of total revenue for 1997. This increase was primarily due to the growth of our business.

Income Taxes
Income tax expense increased to $12.3 million for 1999 from $6.7 million for 1998 and $2.5 million for 1997. This increase was primarily due to the increase in our profitability. Our effective tax rate of 39.9% for 1999 was below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and the fact that a portion of our profits were earned in foreign jurisdictions with tax rates lower than those of Canada.

9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We have used an interest rate swap to manage our risk with regards to interest rate changes. As a result, floating rate debt has been converted to fixed rate debt. The swap results in our paying an interest rate of 8.05%and receiving an interest rate of LIBOR +1.5%for the duration of the long-term debt. The fair value of the interest rate swap as at September 30, 1999 is $57,000 in favor of the counterparty. Subsequent to year-end, we repaid our floating rate debt and terminated the interest rate swap. Upon making this repayment, we had no long-term debt outstanding.

We have not engaged in any currency hedging to minimize the effect of exchange gains or losses. We are exposed to foreign currency fluctuations on our monetary asset and liability balances denominated in Canadian dollars and Belgian francs.

10.  DIRECTORS AND OFFICERS OF REGISTRANT
The following table presents information about our directors and officers, as of September 30, 1999:

Name and Municipality
of Residence
Principal Occupation          Director/
(other than Creo)             Officer since  Age  Position with Creo


Amos Michelson (1)            1992           47   CEO and Director
Vancouver, British Columbia

Daniel Gelbart (4)            1985           53   President, CTO and
Vancouver, British Columbia                       Director

Michael D. Ball (5)           1996           38   VP, Business Development
Vancouver, BC

N. David Brown                1995           45   VP, Business Strategy
Vancouver, British Columbia

Mark N. Dance                 1996           36   VP and COO
Vancouver, British Columbia

Philippe H. Favreau           1995           37   VP, Manufacturing
Vancouver, British Columbia

Kevin M. Joyce                1997           34   VP, Sales of Creo Inc.
Boston, Massachusetts

Thomas A. Kordyback           1995           48   VP, Finance, CFO and
Vancouver, British Columbia                       Secretary

Robert J. Mielcarski          1996           41   VP, Business Systems and
Delta, British Columbia                           Technology

Boudewijn P. Neijens          1994           41   General Manager of Creo
Brussels, Belgium                                 Products N.V.

B. Darcy O'Grady              1994           46   VP, Human Resources
Vancouver, British Columbia

Michael Rolant                1995           38   VP, Customer Support
Vancouver, British Columbia

Raphael H. Amit, Ph.D. (1)(2) 1996           52   Chair of the Board and
Vancouver, British Columbia                       Director
Professor, The Wharton School,
University of Pennsylvania

Dave Bennett (6)              1994           59   Director
Vancouver, BC
Managing Director, Business
Development Bank of Canada

Thomas D. Berman (3)          1998           42   Director
Winnetka, Illinois
Executive Director, Brinson
Partners, Inc.

John J. Bu (1)(3)             1997           36   Director
Short Hills, New Jersey
Managing Director, Goldman, Sachs &
Co.

Douglas H. Richardson         1996           38   Director of Technology,
Vancouver, British Columbia                       Imaging and Media and
                                                  Director

Kenneth A. Spencer,
Ph.D. (1)(2)(7)               1985           56   Director
Vancouver, British Columbia
Corporate Director

Charles Young (1)             1999           47   Director
Vancouver, British Columbia
President, Marin Investments Ltd.

-------------------------

(1) Member of the Compensation, Nominating and Corporate Governance Committee.
(2) Member of the Audit Committee.
(3) Member of the Finance Committee.
(4) Mr. Gelbart did not serve as a director during the period February 1997 to February 1998.
(5) Mr. Ball resigned from Creo subsequent to September 30, 1999.
(6) Mr. Bennett resigned from the Board of Directors subsequent to September 30, 1999.
(7) Mr. Spencer did not serve as a director during the period January 1996 to January 1997.

The following is a brief biography of each of Creo's directors and executive officers:

Amos Michelson has been our Chief Executive Officer since June 1995 and a director since March 1992. From August 1991 to June 1995, he was our Vice President, Business Strategy. For approximately ten years prior to joining us in 1991, he held various positions with Optrotech Ltd., an Israeli developer and manufacturer of optical and imaging systems for the printed circuit board industry, most recently Chief Operating Officer. Mr. Michelson holds a B.Sc. in electrical engineering from the Technion in Israel and an M.B.A. from the Stanford Graduate School of Business in the United States.

Daniel Gelbart has been the President and Chief Technology Officer of
Creo since February 1991 and a director since our formation in 1985, except for the period from February 1997 to February 1998. From May 1985 until February 1991, Mr. Gelbart was Creo's Vice President. Mr. Gelbart holds a B.Sc. and an M.Sc. in electrical engineering from the Technion in Israel.

Michael D. Ball has been Vice-President, Business Development, since
July 1999. He joined us in April 1997 and, prior to his appointment as Vice President, Business Development, he was Vice President, Sales and Support, Creo Products N.V. and Director, Sales and Support, of Creo Products, Inc. From June 1994 to April 1997, he worked in Canada as an independent business and technical support consultant. From June 1985 to June 1994, he held various sales and management positions with Digital Equipment of Canada, a manufacturer of computer systems, most recently as Sales Manager. Mr. Ball holds a B.Comm. from the University of British Columbia in Canada. Subsequent to September 30, 1999, Mr. Ball resigned from Creo to pursue other business opportunities.

N. David Brown has been our Vice President, Business Strategy since June
1995. He joined Creo in November 1990 and, prior to his appointment as Vice President, Business Strategy, held various positions, including Vice President, Product Development from September 1994 until June 1995, Director of Imaging Products from January 1993 until September 1994, Project Manager from May 1991 until January 1993, and Design Engineer from November 1990 until May 1991. Prior to joining Creo, Mr. Brown was a co-founder and served as Director of Product Development with TIR Systems, Inc., a Vancouver, British Columbia-based manufacturer of lighting systems. Mr. Brown holds a B.A.Sc. in automation engineering from Simon Fraser University in Canada.

Mark N. Dance became our Chief Operating Officer in October 1997. He joined us in May 1994, and prior to his appointment as Chief Operating Officer, he held a variety of positions including Vice President, Operations from January 1997 until October 1997, Vice President, Product Development from June 1995 until December 1996, Product Manager for all CTP products from November 1994 until May 1995, and Project Manager from May 1994 until October 1994. From April 1986 to May 1994, he worked in Canada for Andronic Devices Ltd., a developer of surgical and medical automation devices, first as a Senior Project Engineer and later as the Director of New Product Development. Mr. Dance holds a B.Sc. in mechanical engineering from the University of British Columbia.

Philippe H. Favreau has been our Vice President, Manufacturing since
June 1996, having previously been Operations Manager since October 1995. From September 1992 until September 1995, Mr. Favreau worked in France for Schneider Electrical S.A., a supplier of electrical components. Mr. Favreau is a graduate in engineering physics from Ecole Polytechnique of Grenoble in France, and holds an M.Sc. in nuclear sciences from Ecole Polytechnique of Montreal in Canada and an M.B.A. from the University of Paris in France.

Kevin M. Joyce was appointed Creo's Vice President, Sales for North
America in March 1997. From February 1994 to March 1997, he was Creo's Director, Sales for the Eastern Region. Between 1989 and January 1994, Mr. Joyce worked in the U.S. for Optrotech Ltd. Most recently, Mr. Joyce was the Sales Manager of Optrotech's Graphic Arts Division from July 1993 to January 1994. Mr. Joyce holds a B.A. in American Studies from St. Michael's College in the United States.

Thomas A. Kordyback became Creo's Vice President, Finance, Chief
Financial Officer and Secretary in July 1995. From May 1993 until July 1995, he served as Chief Financial Officer of Telelink Communications Corp., a Canadian paging systems company. Prior to May 1993, Mr. Kordyback worked in Canada as an independent business consultant. He holds a B.A. in economics from the University of Victoria in Canada and holds the Chartered Accountant designation.

Robert J. Mielcarski has been Creo's Vice President, Business Systems and Technology since January 1999. He joined Creo in November 1995 and, prior to his current appointment, he held various positions including Vice President, Product Development from November 1996 to January 1999, and Product Manager for DOP from November 1995 to November 1996. From November 1990 until November 1995, Mr. Mielcarski served as Vice President, Research and Development for Dynapro Systems, Inc., a Canadian developer and manufacturer of industrial automation systems. Mr. Mielcarski holds a B.Sc. and a M.Sc. in electrical engineering from the University of British Columbia.

Boudewijn P. Neijens has been the General Manager of our Belgian subsidiary, Creo Products N.V., since joining us in October 1994. From July 1992 until September 1994, he was the European Sales and Marketing Director of Optrotech Ltd. From February 1989 to July 1991, Mr. Neijens served as Desktop Products Group Manager of Crosfield Electronics Ltd., an English manufacturer of electronic prepress systems. From March 1983 to January 1989, Mr. Neijens worked in Belgium for Brepols N.V., Belgium's largest commercial printer, as the manager of its prepress production department. Mr. Neijens holds an M.A. in mechanical engineering from the University of Brussels in Belgium and an M.B.A. from the Institut Superieur d'Etudes Administratives in France.

B. Darcy O'Grady has been our Vice President, Human Resources since June
1996. He joined us in November 1994 and, prior to his appointment as Vice President, Human Resources, he served as Director, Human Resources. From 1986 to June 1994, Mr. O'Grady was Director, Human Resources of MacDonald Dettwiler & Associates, a systems engineering company based in Richmond, British Columbia. Mr. O'Grady holds a B.A. in Economics from Simon Fraser University.

Michael Rolant has been Creo's Vice President, Customer Support since
June 1996, having previously served as Creo's Worldwide Customer Service Manager since he joined us in October 1995. From September 1989 until October 1995, Mr. Rolant held various positions in Israel and the United States with Orbotech Ltd., a developer and manufacturer of automated inspection machinery for the printed circuit board industry, including Regional Operations Manager from February 1995 to October 1995, Customer Support Co-ordinator from June 1993 to February 1995, and Senior Systems Specialist from November 1991 to June 1993. Mr. Rolant holds a B.Sc. in electrical engineering from Tel Aviv University in Israel and a M.Sc. in management from Lesley College in the United States.

Raphael H. Amit has been the Chair of the Board and has served as one of our directors since January 1996. Since August 1990, he has been a professor at the University of British Columbia and is currently serving a one year leave as Robert B. Goergen Professor at the Wharton School, University of Pennsylvania. In addition, since July 1994, he has been the Peter Wall Distinguished Professor of Entrepreneurship and Venture Capital at the University of British Columbia. Dr. Amit holds a B.A. and an M.A. in economics from Hebrew University in Israel, and a Ph.D. in Managerial Economics from the J.L. Kellogg Graduate School of Management at Northwestern University in the United States.

Dave Bennett has served as one of our directors since April 1994. Since June 1992, Mr. Bennett has been a Managing Director of the venture capital division of the Business Development Bank of Canada. Mr. Bennett holds the Chartered Accountant designation. Subsequent to September 30, 1999, Mr. Bennett resigned from our Board of Directors to attend to other business commitments.

Thomas D. Berman has served as one of our directors since June 1998.
Since September 1990, he has been with Brinson Partners, Inc., an investment management firm, where he is currently Executive Director in the Private Markets Group. Mr. Berman holds a S.B. in Electrical Engineering from the Massachusetts Institute of Technology and an S.M. from the M.I.T. Sloan School of Management in the United States.

John J. Bu has served as one of our directors since January 1997. Since August 1991, he has been with Goldman, Sachs & Co., an investment banking firm, where he is Managing Director in the Principal Investments Area. Mr. Bu holds a B.A. in History and a B.S. in Finance from the University of Pennsylvania in the United States, and a J.D. from Harvard University in the United States.

Douglas H. Richardson has served as one of Creo's directors since
January 1999 on the nomination of our employees. Mr. Richardson has been the Thermal Imaging Product Manager since October 1997. Since joining Creo in October 1991 as a Systems Engineer, he has held various positions, including Project Manager of DOP and Thermal Imaging from September 1993 to July 1995, and Product Manager of all CTP devices from July 1995 to October 1997. Mr. Richardson holds a B.Sc. in engineering physics and an M.Sc. in mechanical engineering from the University of British Columbia.

Kenneth A. Spencer co-founded Creo and has been a director since our formation in 1985, except for the period from January 1996 to January 1997. From May 1985 to June 1995, he was our Chief Executive Officer, and from May 1985 to January 1996, he also served as the Chair of our board of directors. Mr. Spencer is a member of the board of directors of Spectrum Signal Processing, Inc., a publicly traded company specializing in digital signal processing. Dr. Spencer holds a B.Sc. and Ph.D. in electrical engineering from the University of British Columbia and an M.B.A. from Simon Fraser University.

Executive officers are appointed annually by the board of directors and serve until their successors are appointed and qualified. There are no family relationships among any of our officers or directors.

Creo does not have employment agreements with its executive officers. However, we have entered into post-termination two-year non-competition agreements with Messrs. Brown, Dance, Gelbart, Kordyback and Michelson.

11.  COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors
Creo's directors do not receive any compensation for serving as directors, but are eligible to participate in Creo's 1996 Stock Option Plan. This policy is currently under review by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors. No options were granted to non-employee directors in fiscal 1999. During fiscal 1999, Douglas Richardson, a director and employee of Creo, was awarded options in his capacity as an employee to purchase 5,846 common shares at a price of C$13.75 per share at any time prior to January 4, 2004.

Indemnification of Directors and Officers and Insurance
Creo's By-laws provide that Creo will indemnify any of our directors, former directors, officers and former officers, and certain other persons, against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer of Creo. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to Creo's best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of Creo requires prior court approval. We have also entered into indemnification agreements with each of our directors and officers.

Creo has purchased insurance for the benefit of our directors and officers against any liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and in the insurance policy. In fiscal 1999, the policy provided coverage to directors and officers in the aggregate amount of $10,000,000 in any policy year, subject to a deductible of $50,000 per occurrence and $75,000 on an aggregate basis in respect of any loss by Creo. The annual premium under this insurance policy is $39,555 and is paid by Creo.

Executive Compensation
In fiscal 1999, Creo paid an aggregate $2,009,447 in cash compensation to the directors and officers named under the caption "Directors and Officers of Registrant," as a group (19 persons).

The following table sets out compensation information for the fiscal years ended September 30, 1999, September 30, 1998 and September 30, 1997 for Creo's Chief Executive Officer and our four other most highly compensated executive officers. The annual compensation presented below excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

Summary Compensation Table

                            Annual Compensation           Long-Term Compensation
Name and                                    Other Annual    Securities Under
Principal Position   Year Salary   Bonus    Compensation   Options Granted (#)
Amos Michelson       1999 105,382 371,582       4,610             --
  Chief Executive    1998  94,435 179,897       4,551             --
  Officer            1997  93,782 128,682       4,343             --

Dan Gelbart          1999 105,382 371,582       4,610             --
  President and Chief1998  94,435 179,897       4,551             --
  Technology Officer 1997  93,782 128,682       4,343             --

Kevin Joyce          1999 201,618      --       6,000             --
 Vice President,     1998 145,444      --       7,929            186
 Sales, Creo Inc.    1997 243,198      --      12,000          7,334

Michael Ball         1999 124,313      --       4,075             --
 Vice President,     1998 115,047      --          --             --
 Business            1997  85,287      --          --             --
 Development

Boudewijn Neijens    1999  94,173     --        6,434         14,116
 General Manager,    1998  82,414     --        7,254          8,186
 Creo Products,      1997  86,301     --        7,377         13,000
 N.V.

12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

1996 Stock Option Plan
Creo's 1996 Stock Option Plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees and consultants. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of Creo's business.

The Plan is administered by Creo's Board of Directors, which acts on the recommendation of our Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of options granted under the Plan, including the number of common shares that may be purchased and the exercise price. The exercise price of incentive stock options must be at least 100% of the fair market value of the common shares on the date of grant. The exercise price of nonstatutory stock options granted under the Plan is determined by the Board. Payment of the exercise price may be made in cash or other forms of consideration approved by the Board, which is also authorized to establish vesting schedules. The term of options may not exceed ten years. Creo's practice to date has been to grant options with five-year terms.

Options granted under the plan are generally fully vested at the time of grant, but 204,956 of the 4,206,526 options outstanding at September 30, 1999 vest on various dates between January 4, 2000 and January 4, 2001. The outstanding options are exercisable at prices between C$3.75 and C$17.50 per share and expire on various dates between August 31, 2000 and January 4, 2004. As at September 30, 1999, 3,446,962 options remained available for future grant under the Plan.

Option Grants in 1999 Fiscal Year
The only named executive officers who were granted options during fiscal 1999 were Michael Ball and Boudewijn Neijens, as follows:

                             % of Total               Of Common
            Securities       Options                  Shares
            Under            Granted to    Exercise   Underlying
            Options          Employees in   Price     Options at the  Expiry
Name        Granted (#)(1)   Fiscal Year  (C$/Share)  Date of Grant   Date

Michael Ball  12,806          0.94%           C$13.75   C$13.75      Jan04/03
Boudewijn
  Neijens     14,116          1.04%           C$13.75   C$13.75      Jan04/03

(1)  All options vested and became exercisable on January 4, 1999.

Fiscal Year End Option Values
The following table sets out information relating to unexercised options held as of September 30, 1999 by each of the named executive officers. No options were exercised by these officers during fiscal 1999.


                                           Value of Unexercised In-the-Money
                 Unexercised Options at    Options at September 30, 1999
                 September 30, 1999 (#)                ($)(1)
Name           (exercisable/unexercisable)    (exercisable/unexercisable)

Amos Michelson             --                            --
Dan Gelbart                --                            --
Kevin Joyce           30,904/52,000                552,106/922,882
Michael Ball          25,184/0                     381,301/0
Boudewijn Neijens     36,302/0                     561,254/0


(i) An option is in-the-money at September 30, 1999 if the market price of the common shares on that date exceeds the exercise price of the option. The value of unexercised options at September 30, 1999 is equal to the difference between the market price of the common shares on that date and the exercise price of the options. Market price for this purpose is $24.563 (i.e., the closing price of the common shares on the Nasdaq National Market, Creo's principal trading market, on September 30,
     1999).

13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
The following are the only material transactions since September 30, 1998 in which any of our directors or executive officers or any holder of 5% or more of our common shares, or any of their respective associates or affiliates, has had any material interest:

Investment Banking Services Agreement
In November 1995, Creo entered into an Investment Banking Services
Agreement with Goldman, Sachs & Co. (Goldman), which provides Goldman a right of first refusal to provide Creo with any investment banking services we may require. The right of first refusal expires in November 2000. If Goldman declines to exercise its right or if we cannot reach agreement concerning the terms of its engagement, we may engage another investment bank on terms no less favorable to us than those last offered by Goldman. Any agreement Creo enters into with another investment bank must contain a provision giving Goldman the right to be appointed a co-managing dealer in connection with any offering of securities by Creo. Goldman has waived both its right of first refusal and its right to be appointed a co-managing dealer for Creo's Initial Public Offering in July 1999. In August 1999, we engaged Goldman to act as our financial advisor in connection with our interest in exploring a potential transaction with Scitex Corporation Ltd.

All other material transactions prior to September 30, 1998 in which any of our directors or executive officers or any holder of 5% or more of our common shares, or any of their respective associates or affiliates, has had any material interest were outlined in on page 54 of our United States Initial Public Offering prospectus filed with the SEC on form 424B4 on July 29, 1999.

PART II

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
Not applicable

PART III

15.  DEFAULTS UPON SENIOR SECURITIES
None

16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS
None

PART IV

17.  FINANCIAL STATEMENTS
We have chosen to provide the financial statements specified in Item 18 in lieu of Item 17.

18.  FINANCIAL STATEMENTS
See Item 19   Financial Statements.

19.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
     See page F-1.

Exhibits
     None.

CREO PRODUCTS INC.
CONSOLIDATED FINANCIAL STATEMENTS
September 30, 1999, 1998, and 1997

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors                                   F-2
Consolidated Balance Sheets                                      F-3
Consolidated Statements of Operations and Retained Earnings
(Deficit)                                                        F-4
Consolidated Statements of Cash Flows                            F-5
Notes to Consolidated Financial Statements                       F-6

Report Of Independent Auditors

To the Shareholders
Creo Products Inc.


We have audited the consolidated balance sheets of Creo Products Inc. as at September 30, 1999 and 1998 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements as at September 30, 1997, prior to restatement for the change in amortization policy and recording of incentive shares as described in note 1(l), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 20, 1997. We have examined the adjustments that were applied to restate the 1997 consolidated financial statements and in our opinion, such adjustments are appropriate and have been properly applied.

Significant differences between Canadian and United States accounting principles are explained and quantified in note 15 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada

November 9, 1999

Consolidated Balance Sheets
                 (In thousands of U.S. dollars)

                                                September 30,
                                             1999           1998

Assets
Current assets
  Cash and cash equivalents               $103,075       $ 16,224
  Accounts receivable (note 3)              38,736         24,385
  Inventories (note 4)                      32,247         25,151
  Prepaid expenses                           3,312          2,212
                                          --------       --------
Total current assets                       177,370         67,972
Capital assets (note 5)                     40,718         34,146
Future income taxes (note 10)                2,067              -
                                          --------       --------
                                          $220,155       $102,118
                                          ========       ========

Liabilities
Current liabilities
  Accounts payable and accrued
    liabilities (note 6)                  $ 30,144       $ 17,878
  Income taxes payable                       3,486            825
  Future income taxes (note 10)                862             34
  Deferred revenue and deposits             19,047         13,677
  Current portion of long-term
    debt (note 7)                              296            943
                                          --------       --------
Total current liabilities                   53,835         33,357
Long-term debt (note 7)                      6,364          6,660
Future income taxes (note 10)                    -             53
                                          --------       --------
Total liabilities                           60,199         40,070

Shareholders' Equity
Share capital (note 8)                     138,202         58,854
Retained earnings                           21,754          3,194
                                          --------       --------
Total shareholders' equity                 159,956         62,048
                                          --------       --------
                                          $220,155       $102,118
                                          ========       ========

Commitments and contingencies (note 13)

See accompanying notes to consolidated financial statements.


On behalf of the Board:

/s/  Raffi Amit                           /s/  David A. Bennett
Raffi Amit, Director                      David A. Bennett, Director

Consolidated Statements of Operations and Retained Earnings (Deficit)
    (In thousands of U.S. dollars, expect per share amounts)

                                         Years ended September 30,

                                        1999       1998        1997
                                                            (note 1l)

Revenue
  Product revenue                  $148,433    $114,652    $ 91,669
  Service revenue                    29,890      14,196       3,914
                                   --------    --------    --------
Total revenue                       178,323     128,848      95,583
Cost of sales                        94,465      71,217      53,634
                                   --------    --------    --------
Gross profit                         83,858      57,631      41,949
                                   --------    --------    --------
Research and development,
  net (note 9)                       13,805       6,931      12,772
Sales and marketing                  30,373      22,417      14,619
General and administration           10,144       8,937       6,271
                                   --------    --------    --------
Total operating expenses             54,322      38,285      33,662
                                   --------    --------    --------
Earnings from operations             29,536      19,346       8,287
Other income (expense)               1,358      (1,580)          48
                                   --------    --------    --------
Earnings before income taxes         30,894      17,766       8,335
Income tax expense (note 10)         12,334       6,676       2,498
                                   --------    --------    --------
Net earnings                       $ 18,560    $ 11,090    $  5,837
                                   ========    ========    ========
Earnings per common share
- basic, Canadian GAAP (note 11)   $   0.65    $   0.44    $   0.26
                                   ========    ========    ========
- fully diluted, Canadian GAAP
  (note 11)                        $   0.59    $   0.41    $   0.24
                                   ========    ========    ========
- diluted, U.S. GAAP
  (note 15)                        $   0.62    $   0.38    $   0.25
                                   ========    ========    ========
Retained earnings (deficit),
  beginning of year                $  3,194    $ (7,896)   $(13,733)
Net earnings                         18,560      11,090       5,837
                                   --------    --------    --------
Retained earnings (deficit),
  end of year                      $ 21,754    $  3,194    $ (7,896)
                                   ========    ========    ========

See accompanying notes to consolidated financial statements.

            Consolidated Statements of Cash Flows
                (In thousands of U.S. dollars)

                                        Years ended September 30,
                                       1999        1998        1997
                                                            (note 1l)

Cash provided by (used in) operations:
  Net earnings                     $ 18,560    $ 11,090     $  5,837
  Items not affecting cash:
    Amortization                      5,983       4,996        3,673
    Future income taxes                 823         779         (380)
    Incentive shares issued              --          78          102
    Other                                36           1           46
                                   --------    --------     --------
                                     25,402      16,944        9,278
Changes in non-cash working capital:
  Accounts receivable               (12,006)     (4,090)      (8,760)
  Inventories                        (7,096)       (838)      (5,805)
  Prepaid expenses                   (1,100)       (448)        (634)
  Accounts payable and accrued
    liabilities                      12,266       1,217        6,179
  Income taxes payable                2,661        (221)       1,912
  Deferred revenue and deposits       5,370        (969)      (2,864)
                                   --------    --------     --------
                                        95       (5,349)      (9,972)
                                   --------    --------     --------
                                     25,497      11,595         (694)
Cash provided by (used in) investing:
  Purchase of capital assets        (12,971)    (23,537)      (4,220)
  Proceeds from sale of capital assets  457       1,142           57
                                   --------    --------     --------
                                    (12,514)    (22,395)      (4,163)
Cash provided by (used in) financing:
  Proceeds from share issues         77,156         405       24,254
  Share-purchase loans               (2,345)         --           --
  Increase in long-term debt             --          --        7,400
  Repayment of long-term debt          (943)     (4,033)      (7,082)
                                   --------    --------     --------
                                     73,868      (3,628)      24,572
                                   --------    --------     --------
Increase (decrease) in cash and
  cash equivalents                   86,851     (14,428)      19,715
Cash and cash equivalents,
  beginning of year                  16,224      30,652       10,937
                                   --------    --------     --------
Cash and cash equivalents,
  end of year                      $103,075    $ 16,224     $ 30,652
                                   ========    ========     ========

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Amounts in thousands of U.S. dollars, except per share amounts

Creo Products Inc. (the Company) was incorporated under the laws of Canada and its principal business activities include the development, manufacture and distribution of digital prepress equipment for the printing industry. The Company's principal customers are in the United States, Europe and Japan.

1.   Significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the United States except as explained in note 15.

(a)   Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Creo Products N.V., Creo Inc., Creo SRL, Creo Products ULC and Creo Ltd. (to March 12, 1998, the date of disposal). Creo Ltd. was disposed of at its carrying value to an unrelated party. All material intercompany balances and transactions have been eliminated.

Interests in joint ventures are recognized in the Company's consolidated financial statements using the proportionate consolidation method.

(b)   Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. A significant area of estimate relates to the provision for potential retrofits on installed equipment. Actual results could differ from those estimated.

(c)   Cash and cash equivalents
Cash equivalents include short-term deposits, which are all liquid securities with a term to maturity of three months or less when acquired.

(d)   Inventories
Inventories are valued at the lower of cost and net realizable value. Costs of materials are determined on a weighted average basis.
Work-in-progress and finished goods inventories include materials, direct labor and production overhead. Inventories are recorded net of any obsolescence provisions.

(e)   Capital assets
Capital assets are stated at cost less applicable tax credits and non-repayable government grants. Amortization of capital assets is recorded on a declining-balance basis at the following annual rates:


                    Building                       4%
                    Equipment                     20%
                    Computer software            100%
                    Furniture and fixtures        20%

Building improvements are amortized on a straight-line basis over five years. Computer and demo equipment assets are amortized on a straight-line basis over three years.

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. To September 30, 1999, no impairment losses have been recorded.

(f)   Research and development
Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. The Company has determined that none of the development costs have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds under these contracts. Development contracts involve the planning, development and installation of a product to meet a customer's needs. Funding from development contracts is recognized on the percentage of completion basis.

(g)   Foreign currency translation
The consolidated financial statements of the Company are presented in United States (U.S.) dollars. To the extent that the Company generates funds or incurs costs in other currencies, these transactions are translated into U.S. dollars at rates which are representative of the underlying transaction. Accordingly, monetary assets and liabilities are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities are recorded at the rate prevailing at the date of the transaction. Revenues and expenses are translated at an average rate during the year. Exchange gains and losses are included in income. The exchange loss for the year ended September 30, 1999 is $132 (1998 - $1,776; 1997 - $194).

(h)   Revenue recognition
Revenue from sales of prepress equipment is recognized when title passes to the customer or upon customer acceptance. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns and future provisions.

Revenue from workflow systems is recognized in accordance with AICPA Statement of Position 97-2, which allows revenue recognition once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is probable, which is upon acceptance of the system by the customer.

Revenue from service contracts is recognized as the services are provided.

(i)   Investment tax credits
Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

(j)   Income taxes
The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

(k)   Advertising costs
The Company expenses advertising costs as incurred.

(l)   Comparative figures
In fiscal 1998, the Company's deficit was increased to reflect a change in the amortization of computer and demo equipment and to reflect the assignment of value to shares issued as incentives to employees. As at October 1, 1997, the increase to the deficit was $5,233 of which $488 related to the amortization of capital assets and $4,745 related to shares issued as incentives to employees. Net earnings for 1997 were reduced by $244 from the amount previously reported.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.   Joint Venture

Effective October 1, 1997, the Company entered into a 50%-owned unincorporated joint venture with Heidelberger Druckmaschinen AG (Heidelberg) with respect to the design, manufacture and marketing of certain digital prepress equipment. The joint venture has no assets or liabilities. The consolidated financial statements include the following amounts representing the Company's proportionate share of the operations of the joint venture:

                                             Years ended September 30,
                                            1999        1998        1997
Consolidated Statements of Operations
Revenues                                $ 57,631    $ 35,542    $     --
Cost of sales                             25,611      17,896          --
                                        --------    --------    --------
Gross profit                              32,020      17,646          --
Research and development                   7,189       4,109          --
                                        --------    --------    --------
Net income                              $ 24,831    $ 13,537    $     --
                                        ========    ========    ========

                                             Years ended September 30,
                                            1999        1998        1997
Consolidated Statements of Cash Flows
Cash provided by operating activities   $ 24,831    $ 13,537    $     --
                                        ========    ========    ========

3.  Accounts receivable
Included in accounts receivable as at September 30, 1999 is $2,345 in interest-free share-purchase loans. The loans are due between March 31, 2000 and June 30, 2000 and are secured by 345,586 shares of the Company. The market value of the shares held as security as at September 30, 1999 is $8,488.

4.   Inventories

                                         September 30,
                                       1999        1998
Materials                          $ 15,321    $ 11,722
Work-in-progress                      8,256       7,240
Finished goods                        8,670       6,189
                                   --------    --------
                                   $ 32,247    $ 25,151
                                   ========    ========
5.   Capital assets

                                         September 30,
                                       1999        1998
Land                               $  9,453    $  9,453
Building                             17,473      14,517
Building improvements                 3,700       2,685
Equipment                             5,926       4,357
Computer and demo equipment          15,501      10,994
Computer software                     4,752       3,347
Furniture and fixtures                3,456       2,716
                                   --------    --------
                                     60,261      48,069
Less: accumulated amortization       19,543      13,923
                                   --------    --------
                                   $ 40,718    $ 34,146
                                   ========    ========

Building includes $2,468 (1998 - nil) in construction in-progress on which amortization will be charged upon completion of construction.

6.  Accounts payable and accrued liabilities

                                         September 30,
                                       1999        1998

Trade payables                     $ 13,691    $  7,561
Wages and benefits                   11,633       6,118
Retrofit liabilities                  3,910       3,278
Royalties                               910         921
                                   --------    --------
                                   $ 30,144    $ 17,878
                                   ========    ========

7.   Long-term debt

                                         September 30,
                                       1999         1998

Royal Bank of Canada
  First mortgage secured by
  properties in Delta and
  Burnaby, B.C. Interest at
  8.05% per annum maturing
  February 4, 2002                 $  6,660     $  6,956
Eastman Kodak Company
  Unsecured, interest-free
  loan repayable in
  installments on or before
  September 30, 2006                     --          647
                                   --------     --------
                                      6,660        7,603
Less: current portion                   296          943
                                   --------     --------
                                   $  6,364     $  6,660
                                   ========     ========

On November 3, 1999, the Company repaid its first mortgage in full to the Royal Bank of Canada.

The Company currently has $15 million available through a credit facility with Royal Bank of Canada at LIBOR plus 1% which has not been drawn upon at September 30, 1999.

The Company has entered into an interest rate swap agreement with Royal Bank of Canada which converted the first mortgage floating rate debt at LIBOR plus 1.5% into debt which has a fixed rate of 8.05% until February 4, 2002. As at September 30, 1999, the swap has an estimated fair market value of $57 (1998 - $341) in favor of Royal Bank of Canada.

In the year ended September 30, 1999, the Company incurred interest expense on long-term debt of $450 (1998 - $525; 1997 - $408), which was charged to operations. In the year ended September 30, 1999, the Company paid interest on long-term debt of $533 (1998 - $605; 1997 - $338).

8.   Share capital

A two-for-one share split of common shares took effect on May 4, 1999. All information relating to common shares has been restated to retroactively reflect this share split.

(a)   Authorized
The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

(b)   Issued and outstanding
There have been no preferred shares issued. Common shares issued and outstanding are as follows:

                                        Number of
                                        Common                Stated
                                        Shares                Values

Outstanding, September 30, 1996         21,611,492          $ 34,015
 Issued as incentives to employees          15,500               102
 Issued for cash, net of costs           3,371,264            24,254
                                        ----------          --------
Outstanding, September 30, 1997         24,998,256            58,371
 Issued as incentives to employees           6,208                78
 Issued for cash from share options         47,698               158
 Tax benefit of share issue costs               --               247
                                        ----------          --------
Outstanding, September 30, 1998         25,052,162            58,854
 Issued for cash, net of costs           6,962,962            74,611
 Issued for cash from share options        403,570             2,545
 Tax benefit of share issue costs               --             2,192
                                        ----------          --------
Outstanding, September 30, 1999         32,418,694          $138,202

(c)   Share option plan
The Company has reserved 8,000,000 shares under the 1996 Stock Option
Plan (amended). The plan provides for the granting of share options at the fair market value of the Company's shares at the grant date. Options generally vest immediately and have a five year term. Share option activity is presented below:

                                       Number of             Weighted
                                       Common                 Average
                                       Shares             Exercise Price

Outstanding, September 30, 1996            789,608            $ 4.80
 Granted                                 1,677,518              6.25
                                        ----------
Outstanding, September 30, 1997          2,467,126              5.78
 Granted                                   832,744             11.29
 Exercised                                 (47,698)             3.12
                                        ----------
Outstanding, September 30, 1998          3,252,172              7.23
 Granted                                 1,357,924              9.37
 Exercised                                (403,570)             6.42
                                        ----------
Outstanding, September 30, 1999          4,206,526              8.16

The options outstanding at September 30, 1999 expire between August 31, 2000 and January 4, 2004.

The following table summarizes information about the Company's share options outstanding at September 30, 1999:

                        Options Outstanding          Options Exercisable
                             Weighted
                Number       Average     Weighted    Number        Weighted
                Outstanding  Remaining   Average     Exercisable   Average
Range of        At September Contractual Exercise    at September  Exercise
Exercise Price  30, 1999     Life        Price       30, 1999      Price

$2.56              50,000     1.7        $ 2.56            50,000  $ 2.56
$2.57  - $ 5.00   729,018     1.3        $ 4.94           729,018  $ 4.94
$5.01  - $ 7.50 1,341,356     2.5        $ 6.82         1,169,356  $ 6.82
$7.51  - $10.00 1,345,838     4.3        $ 9.37         1,320,332  $ 9.37
$10.01 - $12.50   740,314     3.3        $11.93           732,864  $11.93
                ---------                               ---------
                4,206,526     3.0        $ 8.16         4,001,570  $ 8.20

(d)   Warrants
The Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital in 1997. The exercise price of each warrant is $9.38.

9.   Research and development

                                        Years ended September 30,
                                       1999        1998       1997

Research and development expenses  $ 31,269    $ 19,123    $14,877
Research and development funding:
  Development contract revenue      (12,607)     (8,464)    (1,405)
  Investment tax credits             (4,857)     (3,728)      (700)
                                   --------    --------    --------
Research and development, net      $ 13,805    $  6,931    $ 12,772
                                   ========    ========    ========

10.   Income taxes

Earnings before income taxes are as follows:

                                        Years ended September 30,
                                       1999        1998       1997

Canada                             $ 27,379    $ 12,891   $  7,010
Foreign                               3,515       4,875      1,325
                                   --------    --------   --------
Total                              $ 30,894    $ 17,766   $  8,335
                                   ========    ========   ========

The provision for (recovery of) income taxes consists of the following:

                                        Years ended September 30,
                                       1999        1998       1997
Current:
Canada                             $ 10,268    $  5,369   $  1,375
Foreign                               1,243         528      1,503
                                   --------    --------   --------
Total current                      $ 11,511    $  5,897   $  2,878
                                   ========    ========   ========
Future:
Canada                             $    789    $  1,071   $    (21)
Foreign                                  34        (292)      (359)
                                   --------    --------   --------
Total future                       $    823    $    779   $   (380)
                                   --------    --------   --------
Total income tax provision         $ 12,334    $  6,676   $  2,498
                                   ========    ========   ========

Income tax rate:

                                             Years ended September 30,
                                            1999        1998        1997

Combined Canadian federal/provincial tax
  rate                                      45.6%       45.6%       45.6%
Increased (reduced) by:
  Manufacturing and processing credits      (5.5)       (5.4)       (1.3)
  Foreign exchange translation not deducted
    for tax                                 (3.4)        6.5          --
  Foreign losses (utilized) not recognized    --        (6.5)        7.3
  Future income tax assets not recognized     --          --       (21.6)
  Foreign tax rate increase (reduction)      0.2        (1.8)       (2.7)
  Amounts not deductible for tax and other   3.0        (0.8)        2.7
                                          ------      ------      ------
Effective rate                              39.9%       37.6%       30.0%
                                          ======      ======      ======

Temporary differences that give rise to future income taxes as follows:

                                              September 30,
                                            1999        1998

Current future income tax assets (liability):
  Investment tax credit revenue          $(1,887)    $  (998)
  Revenue recognition                        195          31
  Retrofit liability and other               830         933
                                         -------     -------
Total current future income tax          $  (862)    $   (34)
                                         =======     =======

                                              September 30,
                                            1999        1998
Long-term future income tax asset (liability):
    Capital assets                       $    69     $  (412)
    Financing costs                        1,998         359
                                         -------     -------
                                         $ 2,067     $   (53)
                                         =======     =======

In the year ended September 30, 1999, the Company paid income taxes of $3,635 (1998 - $1,683; 1997 - $ 270).

As at September 30, 1999, the Company has unused investment tax credits totaling approximately $5,200 available to reduce future Canadian federal income taxes. These tax credits expire in varying amounts to 2009.

11.   Earnings per common share
Basic earnings per common share is calculated by dividing the net earnings for the year by the weighted average number of common shares outstanding during the year: 1999 - 28,369,402 (1998 - 25,024,788; 1997 -
22,769,212).

Fully diluted earnings per share is based on the assumptions that all outstanding options and warrants in note 8 were exercised at the beginning of the year and that the funds derived therefrom had been invested to produce an annual return of 3% after income taxes for the year ended September 30, 1999 (1998 - 4%; 1997 -3%). The amounts of income imputed after income taxes were $673 for the year ended September 30, 1999 (1998 - $1,329; 1997 - $1,559).

12.   Financial instruments
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to their short-term maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value. The fair value of the interest rate swap is disclosed in Note 7.

Significant amounts of the Company's expenditures are denominated in Canadian dollars. Fluctuations in the exchange rate between Canadian and U.S. dollars could have a material effect on the Company's business, financial condition, and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs ongoing credit evaluations of its customers' financial conditions and requires letters of credit or other guarantees whenever deemed necessary.

13.   Commitments and contingencies
The Company is party to certain operating leases under which the future minimum lease payments as at September 30, 1999 are approximately as follows:

          2000                     $1,609
          2001                      1,119
          2002                        825
          2003                        489
          2004                        272
          Thereafter                  385
                                   ------
                                   $4,699
                                   ======

Total rent expense for the year ended September 30, 1999 was $1,306
(1998   $1,072; 1997   $638).

Year 2000 issues arise because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of year 2000 issues may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of year 2000 issues affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14.   Segmented financial information
The Company operates in a single reportable operating segment relating to digital prepress equipment. The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic segments:

                                         Years ended September 30,
                                       1999         1998        1997
Canada                             $  4,059    $   3,193    $  3,134
U.S.                                105,953       71,927      62,441
Europe                               56,252       41,655      15,718
Japan                                 2,647        5,316       9,936
Other                                 9,412        6,757       4,354
                                    -------      -------     -------
                                    178,323      128,848     $95,583
                                    =======      =======     =======

There were no customers representing 10% or more of total revenue in the year ended September 30, 1999, or the 1998 fiscal year. There was one customer in 1997 representing approximately 10% of total revenue.

The Company has capital assets located in:

                                        September 30,
                                      1999         1998
Canada                             $37,678      $31,914
Other                                3,040        2,232
                                   -------      -------
                                   $40,718      $34,146
                                   =======      =======

15. Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statement been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

(a) Change in accounting policy
In fiscal 1998, the Company changed its amortization policy for computer and demo equipment from the declining balance method at 30% per year to the straight-line method over 3 years. Under U.S. GAAP, the change would be accounted for prospectively from October 1, 1997 and the cumulative effect of the change would be disclosed as a separate item in the determination of net earnings.

The effect of this difference would be:

                                              Years ended September 30,
                                            1999         1998        1997
Net earnings under Canadian GAAP         $18,560      $11,090     $ 5,837
Reverse retroactive impact of change in
  accounting policy                           --           --         244
                                         -------      -------     -------
Earnings before cumulative effect of
 change in accounting policy under
 U.S. GAAP                                18,560       11,090       6,081
Cumulative effect of change in accounting
 policy                                       --         (732)         --
                                         -------      -------     -------
Net earnings under U.S. GAAP              18,560       10,358       6,081
Retained earnings (deficit), beginning
 of year under U.S. GAAP                   3,197       (7,164)    (13,245)
                                         -------      -------     -------
Retained earnings (deficit), end of year
 under U.S. GAAP                         $21,754      $ 3,194     $(7,164)
                                         =======      =======     =======
Earnings per share:
 Basic earnings per share                $  0.65      $  0.41     $  0.27
                                         =======      =======     =======
 Diluted earnings per share              $  0.62      $  0.38     $  0.25
                                         =======      =======     =======

The cumulative effect of the change in accounting policy reduced basic earnings per share for the year ended September 30, 1998 by $0.03 and diluted earnings per share for the year ended September 30, 1998 by $0.03.

Comprehensive earnings is the same as net earnings under U.S. GAAP for all periods presented.

(b) Earnings per share
During 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings Per Share for U.S. GAAP purposes. Diluted earnings per share under U.S. GAAP is based on the weighted average number of Common Shares outstanding which considers the dilutive effect of share options and warrants by applying the Treasury Stock method.

Under Canadian GAAP, net income is adjusted in the calculation of fully diluted earnings per share by adding to net income the impact of imputed income that is assumed to result from earnings on the proceeds from the exercise of outstanding options and warrants. Under U.S. GAAP, no such adjustment is made to net income in calculating diluted earnings per share. Instead, under U.S. GAAP, for purposes of determining the weighted average number of shares outstanding in this calculation the proceeds deemed to be received on exercise of outstanding dilutive securities are applied towards the repurchase of issued common shares at their market value.

The following weighted average number of shares was used for the computation of diluted earnings per share

                                               Years Ended September 30,
                                           1999           1998           1997
Weighted average shares used in
  computation of basic earnings
  per share                          28,369,402     25,024,788     22,769,212
Weighted average shares from assumed
  conversion of dilutive options      1,511,062      2,011,202      1,422,132
                                     ----------     ----------     ----------
Weighted average shares used in
  computation of diluted earnings
  per share                          29,880,464     27,035,990     24,191,344
                                     ==========     ==========     ==========

(c) Statement of cash flows
Under U.S. GAAP, no subtotal would be provided in the operating section of the statement of cash flows.

(d) Impairment of long-lived assets
Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the fair value of the asset. To September 30, 1999, no impairment losses have been recorded under Canadian and U.S. GAAP and, accordingly, no material differences due to these policies have arisen.

(e) Joint venture
The accounts of the Company's joint venture investment were proportionately consolidated (see note 2). Under U.S. GAAP, proportionate consolidation is not permitted. However, under rules promulgated by the United States Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information which is set out in Note 2, continue to apply proportionate consolidation for purposes of its filings, notwithstanding the departure from U.S. GAAP. Accordingly, the financial statements have not been adjusted to restate the accounting under U.S. GAAP.

(f) Stock-based compensation
The Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, ''Accounting for Stock Issued to Employees'' (APB 25) and related interpretations in accounting for its employee share options. Under APB 25, because the exercise price of the Company's employee share option equals the estimated fair value of the underlying share on the date of grant, no compensation cost is recognized.

Pro forma information regarding net earnings and earnings per share is required by Statement of Financial Accounting Standards No. 123 (FAS 123), Accounting for Stock-Based Compensation, for U.S. GAAP. Had compensation cost for the Company's share option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings and earnings per share under U.S. GAAP would have been adjusted.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

                                        Years Ended September 30,
                                   1999            1998           1997
Value:
 Expected dividend yield              0%             0%             0%
 Expected stock price volatility     49%            50%            51%
 Risk-free interest rate            6.0%           5.5%           5.0%
 Expected life of options        5 years        5 years        5 years

                                        Years Ended September 30,
                                    1999           1998           1997
Adjusted net earnings and
   earnings per share:
 Net earnings under U.S. GAAP    $18,560        $10,358        $ 6,081
 Fair value of options granted
   (note 8)                       (6,426)        (5,452)        (4,835)
                                 -------        -------        -------
  Net earnings - pro forma       $12,134        $ 4,906        $ 1,246
                                 =======        =======        =======
  Basic earnings per share
  - pro forma                    $  0.43        $  0.20        $  0.05
                                 =======        =======        =======
  Diluted earnings per share
  - pro forma                    $  0.41        $  0.18        $  0.05
                                 =======        =======        =======

Pro forma amounts reflect options granted after the 1995 fiscal year.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(g) Share-purchase loans
Under U.S. GAAP, share-purchase loans would be deducted from share capital rather than being included in accounts receivable. As a result, shareholders' equity and accounts receivable would decrease by $2,345, under U.S. GAAP.

(h) Supplementary information: allowance for doubtful accounts
Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

                                        Years Ended September 30,
                                    1999           1998          1997
Charged to expenses                 $358           $ 51          $426
Balance, end of year                $114           $180          $391

                         SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Creo Products Inc.
                                   (Registrant)

                                    /s/ Tom Kordyback
                                   (Signature)

                                    Tom Kordyback, Chief Financial Officer
                                   (Name and title)

 March 30, 2000
(Date)