Form 40-F
CREO INC
filed 2003-02-20
CIK 1058664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

OR

  Annual Report Pursuant to Section 13(A) or 15(D) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2002 Commission File Number 000-26571

CREO INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English (if applicable))

Canada
(Jurisdiction of incorporation or organization)

3555
(Primary Standard Industrial Classification Code Number)

Not applicable
(I.R.S. Employer Identification Number (if applicable))

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(604) 451-2700
(Address and telephone number of principal executive offices)

Marcia Moore
Eight Oak Park Drive
Bedford, MA 01730
Telephone: (781) 280-7480
(Name, address and telephone number
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None None
Title of Class Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form [ ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 49,747,978 common shares, without par value, issued and outstanding as of September 30, 2002.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If yes is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES [ ] 82- NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

INCORPORATION BY REFERENCE

The Exhibits to this Report are incorporated by reference.

DISCLOSURE CONTROLS AND PROCEDURES

Management of Creo Inc., including its Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Creo's disclosure controls and procedures as of December 31, 2002 (the "Evaluation Date") and have concluded that these disclosure controls and procedures were operating effectively in the aggregate.

Creo is not aware of any significant changes in its internal controls or in other factors that could significantly adversely affect Creo's internal controls subsequent to the Evaluation Date, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses since the Evaluation Date.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

EXHIBITS

99.1 Annual Information Form for the fiscal year ended September 30, 2002.

99.2 Consolidated Audited Financial Statements for the years ended September 30, 2002, 2001 and 2000 (incorporated by reference from our Form 6-K filed on January 15, 2003).

99.3 Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference.

99.4 Consent of KPMG LLP.

99.5 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Creo Inc.

Per: /s/ Paul Kacir
Paul Kacir, Corporate Secretary

Date: February 20, 2003

CERTIFICATION
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Amos Michelson, Chief Executive Officer, certify that:

1. I have reviewed the annual report on Form 40-F of Creo Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Certified this 20th day of February, 2003 in the City of Burnaby.

/s/ Amos Michelson
Amos Michelson
Chief Executive Officer

CERTIFICATION
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Dance, Chief Financial Officer and Chief Operating Officer, certify that:

1. I have reviewed the annual report on Form 40-F of Creo Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Certified this 20th day of February, 2003 in the City of Burnaby.

/s/ Mark Dance
Mark Dance
Chief Financial Officer and Chief Operating Officer