Form 40-F
period 2003-09-30
CREO INC
filed 2004-02-24
CIK 1058664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2003 Commission File Number 000-26571

CREO INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English (if applicable))

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

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of Each Exchange on Which Registered

None	None

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form          ☐ Audited financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 49,848,241 common shares, without par value, issued and outstanding as of September 30, 2003.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If yes is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ☐          NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

INCORPORATION BY REFERENCE

The Exhibits to this Report are incorporated by reference.

DISCLOSURE CONTROLS AND PROCEDURES

Management of Creo Inc., including the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Creo’s disclosure controls and procedures as of September 30, 2003 (the “Evaluation Date”) pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Creo is not aware of any significant changes in its internal controls or in other factors that could significantly adversely affect Creo’s internal controls subsequent to the Evaluation Date, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses since the Evaluation Date.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2003, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total

Long Term Debt (1)	4,930	4,930	4,930				14,790
Operating Leases (2)	10,108	7,619	4,342	2,269	1,734	3,172	29,244
Other Long Term Obligations (3)	296	328	360	90			1,074
Other Long Term Obligations (4)	1,122	1,236	1,474	1,121	201		5,154
Total Contractual Obligations	16,456	14,113	11,106	3,480	1,935	3,172	50,262

1.	Long-term debt consists of the current and long-term portions of the obligation to the Government of Israel’s Office of the Chief Scientist. The current portion is recorded in Accrued liabilities, while the non-current portion is recorded in Long-term liabilities.

2	The Company is party to certain operating leases. These operating leases include the Company’s various leased office locations and related office equipment.

3	In fiscal 2002 and 2003 the Company recorded restructuring provisions resulting from the consolidation of the Company’s North American operations to Vancouver. The provisioned lease costs were excluded as they are included in the operating leases noted above. The current portion of the provision is recorded in Accrued liabilities, while the non-current portion is recorded in Long-term liabilities.

4	The Company also recorded lease obligations relating to products sold to customers under the third party vendor lease arrangements. These sales were recorded as operating leases for accounting purposes. The current portion of the provision is recorded in Accrued liabilities, while the non-current portion is recorded in Long-term liabilities.

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

EXHIBITS

99.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4 Annual Information Form for the fiscal year ended September 30, 2003.

99.5 Consolidated Audited Financial Statements for the years ended September 30, 2003, 2002 and 2001 (incorporated by reference from our Form 6-K filed on January 20, 2004).

99.6 Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences.

99.7 Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Creo Inc.

Per:	/s/ Paul Kacir

Paul Kacir, Corporate Secretary

Date: February 24, 2004