Form 40-F
period 2004-09-30
CREO INC
filed 2005-02-17
CIK 1058664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]
[ ]	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
OR
[X]	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2004 Commission File Number 000-26571

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

CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 894-8940
(Name, address and telephone number
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of Each Exchange on Which Registered
None.	None.

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

There were 55,127,784 common shares, without par value, issued and outstanding as of September 30, 2004.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If yes is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES [  ]                         NO [X]

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

DISCLOSURE CONTROLS AND PROCEDURES

Management of Creo Inc., including the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Creo’s disclosure controls and procedures as of September 30, 2004 (the “Evaluation Date”) pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Creo is not aware of any significant changes in its internal controls or in other factors that could significantly adversely affect Creo’s internal controls subsequent to the Evaluation Date, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses since the Evaluation Date.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of September 30, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt	$10,546	$5,273	$5,273	--	--
Operating Leases	79,435	11,824	17,806	$15,239	$34,566
Purchase Obligations	2,500	2,500	--	--	--
Other Long-Term Liabilities	7,875	2,397	4,732	715	31
Total	100,356	21,994	27,811	15,954	34,597

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

EXHIBITS

99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Annual Information Form for the fiscal year ended September 30, 2004
99.5	Consolidated Audited Financial Statements for the years ended September 30, 2004, 2003 and 2002 (incorporated by reference from our Form 6-K filed on January 10, 2005)
99.6	Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences
99.7	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Creo Inc.

Per: /s/ Paul Kacir
Paul Kacir, Corporate Secretary

Date: February 17, 2005